Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

By and among:

Fathom Holdings Inc.;

Fathom Merger Sub C, Inc.;

LiveBy, Inc.;

The Stockholder’s of LiveBy party hereto;

and

Cory Scott, as Stockholder Representative

Dated as of April 7, 2021

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4.22	Privacy	37
4.23	Accounts Receivable	38
4.24	Books and Records	38
4.25	Bank Accounts	38
4.26	Affiliate Transactions	38
4.27	Brokers and Intermediaries	39
4.28	Vote Required	39
4.29	Customers and Suppliers	39
4.30	Full Disclosure	39
ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		40
5.1	Existence and Qualification	40
5.2	Authority	40
5.3	No Conflicts	40
5.4	Compliance with Laws	40
5.5	Litigation	41
5.6	Brokers and Intermediaries	41
5.7	Financial Statements	41
5.8	Operations of the Merger Sub	41
5.9	Parent Common Stock	41
ARTICLE 6 ADDITIONAL COVENANTS AND AGREEMENTS OF PARTIES		42
6.1	Approvals; Further Assurances	42
6.2	Books and Records	42
6.3	Employee Matters	42
6.4	Access and Investigation	42
6.5	Post-Closing Tax Matters	43
6.6	D&O Policy	44
6.7	Termination of Benefit Plans	44
6.8	Conduct of Business	44
6.9	Exclusivity	45
6.10	Client Consents	45
6.11	Section 280G Approval	46
6.12	Non-Competition, Non-Solicitation and Confidentiality	46
ARTICLE 7 CLOSING CONDITIONS		48
7.1	Conditions to Each Party’s Obligations under this Agreement	48
7.2	Conditions to the Obligations of Fathom under this Agreement	48
7.3	Conditions to the Obligations the Company under this Agreement	49
ARTICLE 8 TERMINATION		50
8.1	Termination	50
8.2	Effect of Termination	51
ARTICLE 9 Indemnification		51
9.1	Survival of Representations and Warranties	51
9.2	Indemnification	51

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9.3	Indemnification Procedures	53
9.4	Limitations on Indemnification	55
9.5	Merger Consideration Adjustments	56
9.6	Payment of Claims; Clawback of Shares	56
ARTICLE 10 MISCELLANEOUS		57
10.1	Notices	57
10.2	Binding Effect; Assignment	57
10.3	No Third Party Beneficiaries	58
10.4	Complete Agreement	58
10.5	Modifications and Waivers	58
10.6	Counterparts	58
10.7	Right to Set-Off	58
10.8	Severability	58
10.9	Governing Law; Consent to Jurisdiction, Waiver of Jury Trial	59
10.10	Specific Performance	59
10.11	Public Announcements	59
10.12	Release	60
10.13	Appointment and Authorization of the Stockholder Representative	60

ANNEX A	Defined Terms
ANNEX B	Notice Addresses
ANNEX C	Sample Net Working Capital Calculation

EXHIBIT A	Form of Certificate of Merger
EXHIBIT B	Reserved
EXHIBIT C	Form of Note Cancellation Agreement
EXHIBIT D	Form of SAFE and Warrant Cancellation Agreement
EXHIBIT E	Form of Option Cancellation Agreement
EXHIBIT F	Form of Scott Employment Agreement
EXHIBIT G	Form of Nieto Employment Agreement
EXHIBIT H	Form of Gill Employment Agreement
EXHIBIT I	Form of Barber Employment Agreement
EXHIBIT J	[RESERVED]
EXHIBIT K	Form of Letter of Transmittal
EXHIBIT L	Form of Lock-up Agreement
EXHIBIT M	Form of Support Agreement

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AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made effective as of April 7, 2021, by and among Fathom Holdings Inc., a North Carolina corporation (“Parent”); Fathom Merger Sub C, a Delaware corporation and indirect subsidiary of Parent (“Merger Sub” and, collectively with Parent, “Fathom”); LiveBy, Inc., a Delaware corporation (the “Company”); Cory Scott, Matan Gill, and Jeff Nieto (collectively, the “Key Stockholders”); and Cory Scott, an individual resident of the state of Nebraska, solely in the capacity as Stockholder Representative hereunder. The Parent, Merger Sub, the Key Stockholders, and the Stockholder Representative are sometimes individually referred to herein as a “Party” or collectively referred to herein as the “Parties.”

W I T N E S S E T H:

A.             Parent, Merger Sub and the Company desire to effect the merger of the Company with and into Merger Sub (the “Merger”) in accordance with this Agreement and the Delaware General Corporation Law, as amended (the “DGCL”), with Merger Sub as the surviving entity.

B.            The board of directors of the Company has (i) determined that the Merger is advisable to and in the best interests of the Company’s stockholders and has approved this Agreement and the transactions contemplated by this Agreement, and (ii) recommended the adoption of this Agreement by the stockholders of the Company in accordance with the DGCL.

C.               The board of directors of Parent and Merger Sub have approved this Agreement and the transactions contemplated by this Agreement in accordance with the North Carolina Business Corporation Act, as amended (the “NCBCA”) and the DGCL.

D.              It is intended that for United States federal income tax purposes (i) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) this Agreement will constitute a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3, and (iii) Parent, Merger Sub, and the Company will each be a “party to the reorganization” under Section 368(b) of the Code.

E.               The parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Merger and prescribe various conditions to the Merger, in each case as set forth in this Agreement.

NOW THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1
CERTAIN DEFINITIONS

1.1              Certain Definitions. Unless the context otherwise requires, capitalized terms used in this Agreement will have the meanings set forth herein or in Annex A attached hereto, which is incorporated herein and made a part hereof.

1.2              Interpretation; Drafting. All Schedules, Annexes and Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. The headings preceding the text of Articles and Sections included in this Agreement and the headings to Schedules, Annexes and Exhibits attached to this Agreement are for convenience only and will not be deemed part of this Agreement or be given any effect in interpreting this Agreement. The use of the masculine, feminine or neuter gender or the singular or plural form of words herein will not limit any provision of this Agreement. The use of the terms “including” or “include” will in all cases herein mean “including, without limitation” or “include, without limitation,” respectively. Reference to any Person includes such Person’s successors and assigns to the extent such successors and assigns are permitted by the terms of this Agreement. Reference to a Person in a particular capacity excludes such Person in any other capacity or individually. Reference to any specific Governmental Entity or specific statutory or regulatory provisions shall include any successor Governmental Entity or successor statute or regulation, as the case may be. Reference to any agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof. Underscored references to Articles, Sections, paragraphs, clauses, Schedules, Annexes or Exhibits will refer to those portions of this Agreement. The use of the terms “hereunder,” “hereof,” “hereto” and words of similar import will refer to this Agreement as a whole and not to any particular Article, Section, paragraph or clause of, or Schedule, Annex or Exhibit to, this Agreement. The Parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event any ambiguity or question of intent or interpretation arises, this Agreement will be construed as jointly drafted by the Parties hereto and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

ARTICLE 2
THE MERGER

2.1              Merger.

(a)              The constituent entities to the Merger are the Company and Merger Sub. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, the Company will merge with and into the Merger Sub. As a result of the Merger, the Merger Sub will continue as the surviving corporation (the “Surviving Corporation”) in the Merger and as a wholly-owned subsidiary of IntelliAgent, LLC, a Texas limited liability company (“IntelliAgent”), a wholly-owned subsidiary of Parent, and the corporate existence of Company will cease at the Effective Time.

(b)             The closing of the Merger (the “Closing”) will take place via the electronic exchange of duly executed documents on the later of (i) as soon as practicable after all conditions precedent set forth in ARTICLE 7 have been satisfied or waived by the parties (other than those conditions that by their terms cannot be satisfied until the time of Closing), or (ii) such later date as is mutually agreed in writing by Parent and the Company (the date the Closing actually occurs, the “Closing Date”). On the Closing Date, the parties shall cause the Merger to be consummated by causing a certificate of merger in the form attached hereto as Exhibit A (the “Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware in accordance with the DGCL. The Merger will become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as is specified in the Certificates of Merger as agreed between Parent and the Stockholder Representative (the “Effective Time”).

(c)              At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, IntelliAgent, the Company or the Stockholders, the Merger will be effected in accordance with the following terms:

(i)              Each share of capital stock of the Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, with IntelliAgent owning and holding all of the issued and outstanding shares of capital stock of the Surviving Corporation;

(ii)             each share of Capital Stock then held by the Company (or held in the Company’s treasury) will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor;

(iii)           each share of Capital Stock, Option, SAFE, and Warrant issued and outstanding immediately prior to the Effective Time will be converted into the right to receive a portion of the Merger Consideration as follows:

(A) Each share of Preferred Stock, issued and outstanding immediately prior to the Effective Time (excluding Dissenting Shares and any shares of Preferred Stock cancelled and retired in accordance with Section 2.1(c)(ii)) will be cancelled and extinguished, and each such share will be converted into the right to receive a portion of the Closing Merger Consideration calculated by multiplying the Closing Per Share Merger Consideration by the number of shares of Common Stock issuable upon the conversion of such share of Preferred Stock immediately prior to the Effective Time pursuant to the terms of the Company Charter along with a portion, if any, of the Post-Closing Proceeds as set forth on the Allocation Spreadsheet, each at the respective times and subject to the contingencies specified therein and herein;

(B) Each share of Common Stock issued and outstanding immediately prior to the Effective Time (excluding Dissenting Shares and any shares of Common Stock cancelled and retired in accordance with Section 2.1(c)(ii)) will be cancelled and extinguished, and each such share will be converted into the right to receive a portion of the Closing Merger Consideration along with a portion, if any, of the Post-Closing Proceeds as set forth on the Allocation Spreadsheet, each at the respective times and subject to the contingencies specified therein and herein.

(iv)             Each Option shall be automatically cancelled without any payment therefor except as otherwise provided in this Section, and the Company shall take any and all necessary actions in connection with such cancellation. Each Option, to the extent unexercised as of the Effective Time, shall thereafter no longer be exercisable but shall be converted into the right to receive, in cancellation and settlement therefor, a portion of the Closing Per Share Merger Consideration in an amount equal to the product of (i) the excess, if any, of (A) the Closing Per Share Merger Consideration over (B) the exercise price per share of such Option, multiplied by (ii) the number of shares of Common Stock subject to such Option assuming full acceleration of any vesting as of the Effective Time, along with a portion, if any, of the Post-Closing Proceeds as set forth on the Allocation Spreadsheet, each at the respective times and subject to the contingencies specified therein and herein.

(d)            Each SAFE will be cancelled and extinguished, and each SAFE will be converted into the right to receive a portion of the Closing Merger Consideration calculated by multiplying the Closing Per Share Merger Consideration by the number of shares of Common Stock issuable upon the conversion of the SAFE immediately prior to the Effective Time pursuant to the terms of each SAFE, along with a portion, if any, of the Post-Closing Proceeds as set forth on the Allocation Spreadsheet, each at the respective times and subject to the contingencies specified therein and herein. Prior to Closing, the Company shall cause each SAFEholder to deliver a SAFE and Warrant Cancellation Agreement, in substantially the form attached hereto as Exhibit D, terminating such SAFEholder’s SAFE(s) in exchange for the amounts payable pursuant to this Section.

(e)             Each Warrant will be cancelled and extinguished, and each Warrant will be converted into the right to receive a portion of the Closing Merger Consideration equal to the product of (i) the excess, if any, of (A) the Closing Per Share Merger Consideration over (B) the exercise price per share of such Warrant, multiplied by (ii) the number of shares of Common Stock issuable upon the exercise of the Warrant immediately prior to the Effective Time pursuant to the terms of each Warrant, along with a portion, if any, of the Post-Closing Proceeds as set forth on the Allocation Spreadsheet, each at the respective times and subject to the contingencies specified therein and herein. Prior to Closing, the Company shall cause each Warrantholder to deliver a SAFE and Warrant Cancellation Agreement, in substantially the form attached hereto as Exhibit D, terminating such Warrantholder’s Warrant(s) in exchange for the amounts payable pursuant to this Section.

(f)             From and after the Effective Time, each holder of a certificate (the “Certificates”) representing any shares of Capital Stock will cease to have any rights with respect thereto, except, subject to Section 2.5, the right to receive the portion of the Merger Consideration represented by such Certificate.

(g)             At the Effective Time, the Certificate of Incorporation of the Surviving Corporation will be amended in its entirety to read as set forth in the Delaware Certificate of Merger until thereafter amended as provided therein or by applicable Law. At the Effective Time, the bylaws of the Surviving Corporation will be the bylaws of Merger Sub, until thereafter amended as provided by applicable Law, the Certificate of Incorporation of the Surviving Corporation and such bylaws.

(h)             The directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation immediately following the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(i)              The officers of Merger Sub immediately prior to the Effective Time will be the officers of the Surviving Corporation immediately following the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(j)              Notwithstanding any other provision hereof, no fractional shares of Parent Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. In lieu thereof, Parent shall pay or cause to be paid to each Stockholder who would otherwise be entitled to a fractional share of Parent Common Stock an amount of cash (without interest and rounded to the nearest cent) determined by multiplying such fractional share interest in Parent Common Stock (rounded to the nearest ten thousandth of a share) by the Parent Stock Price.

2.2              Dissenting Shares.

(a)             Capital Stock held as of the Effective Time by a Stockholder who has not voted or delivered a written consent with respect to any shares of such Capital Stock in favor of the adoption of this Agreement and with respect to which appraisal shall have been duly demanded and perfected in accordance with Section 262 of the DGCL and not effectively withdrawn or forfeited prior to the Effective Time (“Dissenting Shares” and each holder of such Dissenting Shares, a “Dissenting Stockholder”) shall not be converted into or represent the right to receive a portion of the Merger Consideration but shall instead be converted into the right to receive from the Surviving Corporation the appraised value of such Dissenting Shares as determined in accordance with Section 262 of the DGCL. Beginning at the Effective Time, Dissenting Shares will no longer be outstanding and will automatically be canceled and extinguished and will cease to exist, and except as otherwise provided by Law, each holder of Dissenting Shares will cease to have any rights with respect thereto other than the rights granted pursuant to Section 262 of the DGCL. If a Dissenting Stockholder fails to perfect, forfeits, withdraws or otherwise loses the right to appraisal of Dissenting Shares in accordance with the DGCL, then, (i) as of the occurrence of such event, such holder’s Dissenting Shares shall cease to be Dissenting Shares and shall automatically be cancelled, extinguished and converted, as of the Effective Time, into and represent the right to receive such portion of the Merger Consideration payable in respect of such Capital Stock pursuant to Section 2.1(c), and (ii) Parent or the Surviving Corporation shall deliver or cause to be delivered to such Stockholder the portion of the Merger Consideration to which such holder is entitled pursuant to Section 2.1(c).

(b)            The Company shall give Parent (i) prompt notice of any written demands for appraisal of any shares of Capital Stock, withdrawals of such demands and any other instruments that relate to such demands received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except as required by Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to any demands for appraisal of any shares of Capital Stock, offer to settle or settle any such demands or waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with DGCL.

2.3              Payment of the Merger Consideration . The aggregate consideration payable by Fathom in respect of the Capital Stock (the “Merger Consideration”) will be the sum of (i) the Final Closing Cash Consideration (as adjusted by Section 2.3(f)) and (ii) the Stock Consideration.

(a)              Initial Closing Cash Consideration. The cash portion of the Merger Consideration to be paid at Closing will be equal to:

(i)              Three Million Dollars ($3,000,000) (the “Closing Cash Base Amount”);

(ii)             plus the amount, if any, by which the Estimated Net Working Capital exceeds the Target Net Working Capital;

(iii)           less the amount, if any, by which the Target Net Working Capital exceeds the Estimated Net Working Capital;

(iv)             less the amount of Estimated Company Indebtedness;

(v)              less the amount of Estimated Company Transaction Expenses; and

(vi)             less the Net Working Capital Holdback Amount.

The aggregate amount of items (ii) – (vi) above is referred to herein as the “Closing Cash Adjustment”, and such amount, together with the amount of the Closing Cash Base Amount, is referred to herein as the “Initial Closing Cash Consideration.” The Initial Closing Cash Consideration will be subject to further adjustment after the Closing pursuant to Section 2.4 and Section 9.5. For the avoidance of doubt, the aggregate Closing Cash Adjustment may be a positive or a negative number.

(b)              No less than three (3), but no more than ten (10), Business Days prior to the Closing, the Company will deliver to Parent:

(i)              a statement (the “Estimated Closing Statement”) containing (i) an estimated balance sheet of the Company as of 11:59 p.m. EDT on the date immediately prior to the Closing Date, (ii) the Estimated Net Working Capital, Estimated Company Indebtedness and Estimated Company Transaction Expenses, (iii) a reasonably detailed supporting calculation of each of the foregoing and (iv) a calculation of the Initial Closing Cash Consideration calculated with reference thereto;

(ii)            a statement (the “Closing Payoff Statement”) that sets forth, by payee, the aggregate amount of, and wire transfer instructions for, (A) the Company Indebtedness, which will be paid at Closing (the “Paid Indebtedness”) and (B) the Company Transaction Expenses that will be unpaid as of immediately prior to the Closing; and

(iii)           a statement (the “Allocation Spreadsheet”) setting forth the name and address of each Stockholder, SAFEholder, Warrantholder and Optionholder, the number and type of securities of the Company held by such Stockholder, SAFEholder, Warrantholder or Optionholder, the strike price for any Options held by each Optionholder, the conversion price for each SAFE and/or Warrant held by SAFEholder and Warrantholder the Pro Rata Share attributable to each such Person for indemnification and post-Closing distribution purposes hereunder, the portion of the Initial Closing Cash Consideration and the Stock Consideration owed to each Stockholder, SAFEholder, Warrantholder and Optionholder, and each Stockholder’s, SAFEholder’s, Warrantholder’s and Optionholder’s Pro Rata Share of any Post-Closing Proceeds. Fathom shall be entitled to rely, without inquiry and without any liability, on the Allocation Spreadsheet.

The Estimated Closing Statement, the Allocation Spreadsheet and the calculations and determinations related thereto will be prepared in good faith from the Company’s books and records and calculated in accordance with the Accounting Principles.

(c)              Subject to the terms and conditions hereof, at the Closing, the Parent shall:

(i)           within five (5) Business Days after Closing, deliver instructions to the Paying Agent to issue shares of Parent Common Stock in an amount (based on the Parent Stock Price) equal to the aggregate Stock Consideration to be issued to the Stockholders (other than Dissenting Stockholders), SAFEholders, Warrantholders, and Optionholders, rounded down on a recipient-by-recipient basis to the nearest full share, and in names and amounts set forth on the Allocation Spreadsheet, provided such issuances will be made in accordance with provisions of Section 2.1(c), the Paying Agent Agreement, and subject to and in accordance with the provisions of Section 2.5 (including the provisions regarding the surrender of Certificates); and

(ii)            deliver an amount equal to the Initial Closing Cash Consideration minus the cash portion of the aggregate Per Option Share Consideration to the Paying Agent for distribution to the Stockholders, Warrantholders, and SAFEholders in accordance with the provisions of Section 2.1(c) and the Paying Agent Agreement, subject to and in accordance with the provisions of Section 2.5 (including the provisions regarding the surrender of Certificates) and Section 2.8.

At the Closing, Parent will not be obligated to issue any Parent Common Stock or pay any cash attributable to (i) any share of Capital Stock in respect of which the Paying Agent has not received, at or prior to the Closing, Certificates (if applicable), an executed copy of the Support Agreement (or joinder thereto), an executed Letter of Transmittal and an executed Lock-up Agreement or (ii) or any SAFE or Warrant in respect of which the Paying Agent or the Parent has not received, at or prior to the Closing, an executed copy of the SAFE and Warrant Cancellation Agreement (or joinder thereto) and an executed Lock-up Agreement.

(d)              At the Closing, the Parent will pay in full in cash, on behalf of the Company, all of the Paid Indebtedness in accordance with the Closing Payoff Statement to the holders of such Paid Indebtedness as listed on the Closing Payoff Statement by wire transfer of immediately available funds in accordance with the wire transfer instructions included in the Closing Payoff Statement.

(e)             At the Closing, the Parent will pay in full in cash, on behalf of the Company and the Stockholders, all of the Company Transaction Expenses listed on the Closing Payoff Statement to the applicable service providers (or other recipient) by wire transfer of immediately available funds in accordance with the wire transfer instructions included in the Closing Payoff Statement.

(f)              At the Closing, subject to and in accordance with the provisions of Section 2.7, the Parent shall deliver an amount equal to the cash portion of the aggregate Per Option Share Consideration to the Surviving Corporation for distribution to the holders of Options in accordance with the Surviving Corporation’s regular payroll process at the first payroll run following the Closing Date.

2.4              Working Capital Adjustment.

(a)           Within ninety (90) days following the Closing Date, Fathom shall cause to be prepared and delivered to the Stockholder Representative a statement (the “Closing Statement”) containing (i) the actual balance sheet of the Company as of 11:59 p.m. EDT on the date immediately prior to the Closing Date, (ii) the actual amounts of Net Working Capital, Company Indebtedness and Company Transaction Expenses as of such time and (iii) a calculation of the Final Closing Cash Consideration. The Closing Statement and the calculations and determinations related thereto will be prepared in good faith from the Company’s books and records and calculated in accordance with the Accounting Principles.

(b)              If the Stockholder Representative disagrees with any aspect of the Closing Statement, the Stockholder Representative may, within fifteen (15) days after receipt of the Closing Statement, deliver to Fathom a written notice setting forth in reasonable detail any dispute that the Stockholder Representative has with respect to the Closing Statement and the basis for such dispute (a “Closing Date Dispute”). The Stockholder Representative will not be entitled to dispute the accounting principles and adjustments used in preparing the Closing Statement and Final Closing Cash Consideration if such principles and adjustments are in accordance with the Accounting Principles. If the Stockholder Representative does not so notify Fathom of a dispute with respect to the Closing Statement within such fifteen (15) day period, such Closing Statement will be final, conclusive and binding on the Parties. In the event of any notification of a dispute, Fathom and the Stockholder Representative will negotiate in good faith to resolve such dispute.

(c)              If Fathom and the Stockholder Representative, notwithstanding such good faith effort, fail to resolve such dispute within fifteen (15) days after the Stockholder Representative notifies Fathom of his objections, then Fathom and the Stockholder Representative jointly will engage a nationally or regionally recognized arbitration firm that is not presently providing and has not provided either party or their Affiliates with services in the last two years as mutually agreed upon by Fathom and the Stockholder Representative (the “Arbitration Firm”) to resolve such dispute. As promptly as practicable thereafter, Fathom and the Stockholder Representative will prepare and submit presentations to the Arbitration Firm (the “Dispute Presentations”). Fathom and the Stockholder Representative will cause the Arbitration Firm to promptly resolve only those items remaining in dispute between the Parties in accordance with the provisions of this ARTICLE 2 within the range of the difference between Fathom’s position with respect thereto and the Stockholder Representative’s position with respect thereto based solely upon the information set forth in the Dispute Presentations. The costs of any fees and expenses of the Arbitration Firm and of any enforcement of the determination thereof, will be borne by Fathom on the one hand and the Stockholders, SAFEholders, Warrantholders, and Optionholders on the other hand in inverse proportion as they may prevail on the matters resolved by the Arbitration Firm, which proportionate allocation will be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and will be determined by the Arbitration Firm at the time the determination of such firm is rendered on the merits of the matters submitted. All determinations made by the Arbitration Firm will be final, conclusive and binding on the Parties, the Stockholders, the SAFEholders, Warrantholders, and the Optionholders.

(d)             If the Final Closing Cash Consideration (as finally determined pursuant to Section 2.4(b) or Section 2.4(c)) is less than the Initial Closing Cash Consideration (the amount of such deficiency is referred to herein as the “Deficiency”), then an amount in cash equal to such Deficiency will be payable to Fathom by the Stockholders, the SAFEholders, Warrantholders, and the Optionholders on a several, in accordance with each such party’s Pro Rata Share, basis, provided Fathom shall collect any Deficiency first by setting off such amount against the Net Working Capital Holdback Amount, and only upon depletion of such amount, then through the cancelation of a portion of the Stock Consideration received by each Stockholder, SAFEholder, Warrantholder and Optionholder in accordance with each such party’s Pro Rata Share. Such amounts shall be paid by the Stockholders, the SAFEholders, Warratholder and the Optionholders no later than ten (10) Business Days following the date on which the Final Closing Cash Consideration is finally determined pursuant to Section 2.4(b) or Section 2.4(c).

(e)              If the Final Closing Cash Consideration (as finally determined pursuant to Section 2.4(b) or Section 2.4(c)) is greater than the Initial Closing Cash Consideration, then the Parent will pay an amount in cash equal to such excess to the Paying Agent for further distribution to the Stockholders, Warrantholders, and SAFEholders, and to the Surviving Corporation for further distribution to the Optionholders in accordance with Section 2.1(c). Such amounts shall be paid by Parent no later than ten (10) Business Days following the date on which the Final Closing Cash Consideration is finally determined pursuant to Section 2.4(b) or Section 2.4(c).

(f)              Any adjustments made pursuant to this Section 2.4 shall be treated as an adjustment to the Merger Consideration, except to the extent that applicable Tax Law does not permit such treatment, and the Parties agree to file their Tax Returns accordingly, except as otherwise required by a change in applicable Law after the Closing Date or a Final Determination.

(g)         For purposes of complying with the terms set forth in this Section 2.4, each Party shall reasonably cooperate with and make available to the other Party and its respective accountants and other representatives all information, records, data and working papers, and shall permit access to its records, facilities and personnel, as may be reasonably requested in connection with this Section 2.4, including the resolution of any Closing Date Dispute. All information provided or obtained in connection with any adjustments to the Merger Consideration is subject to the confidentiality provisions set forth in ARTICLE 6 hereof.

(h)           One Hundred Fifty Thousand Dollars ($150,000) (the “Net Working Capital Holdback Amount”) of the Closing Cash Base Amount shall be held back by Fathom at Closing in accordance with the terms of this Agreement. The Parent shall hold the Net Working Capital Holdback Amount to support the obligations of the Stockholders, the SAFEholders, the Warrantholders and the Optionholders to pay any Deficiency under Section 2.4(d) above. In the event any Deficiency is owed to Fathom pursuant to Section 2.4(d) above, Fathom shall have the right to offset such Deficiency against the Net Working Capital Holdback Amount. The Net Working Capital Holdback Amount, net of any Deficiency, shall be released to the Paying Agent for distribution to the Stockholders, the SAFEholders, Warrantholders and the Optionholders within five (5) days of the determination of any Deficiency under Section 2.4(d) above, if any, and such amount shall be distributed by the Paying Agent in accordance with Section 2.1(c) and the Paying Agent Agreement.

2.5              Exchange of Certificates; Letters of Transmittal.

(a)              Letter of Transmittal and Related Documents. Promptly following the date of this Agreement, and in no event later than five (5) Business Days after the date hereof, the Company and Parent will deposit with the Paying Agent for delivery to each Stockholder (i) a copy of the Support Agreement, (ii) a Letter of Transmittal, (iii) a Lock-up Agreement and (iv) an information statement in a form mutually agreed to by the parties.

(b)              As a condition to each Stockholder’s receipt of a portion of the Merger Consideration, each Stockholder shall deliver to the Paying Agent (i) an executed copy of the Support Agreement (or a joinder thereto), (ii) an executed Letter of Transmittal and (iii) an executed Lock-up Agreement. Upon receipt by the Paying Agent of the items set forth in the immediately preceding sentence (but in no event earlier than the Effective Time), the holder of each share of the Company’s Capital Stock will be entitled to receive from Fathom (via the Paying Agent) in exchange therefor the portion of the Merger Consideration payable at the Closing and represented by such shares of Capital Stock as set forth in Section 2.3, and the shares of Capital Stock will forthwith be cancelled. No interest will be paid or accrued on any portion of the Merger Consideration payable to Stockholders.

(c)             In conjunction with the delivery of the Letter of Transmittal, each Stockholder must complete the included Accredited Investor Questionnaire. Each Stockholder must certify that he, she or it is either an Accredited Investor, in which case the Stockholder must indicate how it qualifies as an Accredited Investor, or not an Accredited Investor. If a Stockholder is not an Accredited Investor, Fathom reserves the right to, and shall be entitled to, pay all of such Stockholder’s portion of the Merger Consideration in cash, in which case the Allocation Spreadsheet shall be adjusted accordingly to allocate the remaining Stock Consideration and Final Closing Cash Consideration among the Accredited Investors.

(d)           To the extent that any Stockholder fails to deliver, at or prior to Closing, an executed copy of the Support Agreement (or joinder thereto), an executed Letter of Transmittal (including the Accredited Investor Questionnaire) and an executed Lock-up Agreement then, until surrendered to the Paying Agent (or, if the Paying Agent Agreement has terminated, to Fathom), any such shares of Capital Stock will be deemed from and after the Effective Time, for all corporate purposes, to represent only the right to receive, upon surrender, the portion of the Merger Consideration payable with respect to such shares as set forth in Section 2.3 subject to the contingencies specified herein.

(e)             The provisions of this Section 2.5 also apply to Dissenting Shares that lose their status as Dissenting Shares, and the holder of such shares is entitled to receive in exchange for such Dissenting Shares a portion of the Merger Consideration as provided for herein from the Paying Agent.

2.6              No Further Transfers of Capital Stock. On the Business Day immediately preceding the Effective Time, the stock transfer books of the Company will be closed, and thereafter there will be no further registration of transfers (other than those contemplated by this Agreement) on the stock transfer books of shares of Capital Stock that were outstanding immediately prior to such time. The Company shall promptly provide an updated Allocation Spreadsheet if any transfers are made between the time of the delivery of the Allocation Spreadsheet and the cutoff time for such transfers.

2.7              Options.

(a)             Prior to Closing the Company will deliver to each holder of Options an Option Cancellation Agreement.

(b)             As a condition for any holder of Options as of immediately prior to the Effective Time (an “Optionholder”) to receive a portion (if any) of the Merger Consideration, each Optionholder shall deliver to the Surviving Corporation a duly executed and completed Option Cancellation Agreement substantially in the form of Exhibit E (each, an “Option Cancellation Agreement”) and Lock-up Agreement. Upon receipt by the Surviving Corporation of such Option Cancellation Agreements and Lock-up Agreements (but in no event earlier than the Effective Time), the applicable Optionholder will be entitled to receive from the Parent and the Surviving Corporation the consideration described in Section 2.1(c)(iv). No interest will be paid or accrued on any portion of the Merger Consideration payable to Optionholders.

(c)             If any Optionholder fails to deliver at or prior to the Closing a duly executed and completed Option Cancellation Agreement and Lock-up Agreement, then, until so delivered to the Surviving Corporation, any Options held by such Optionholder immediately before the Effective Time will be deemed from and after the Effective Time, for all corporate purposes, to represent only the right to receive, upon delivery, the portion (if any) of the Merger Consideration without interest thereon issuable in exchange for such cancelled Options as set forth in Section 2.1(c)(iv), and in accordance with the provisions of this Agreement and Paying Agent Agreement.

2.8              SAFEs, and Warrants.

(a)             Prior to Closing and after the execution of this Agreement, the Company will deliver to each holder of a SAFE, or Warrant (i) a SAFE and Warrant Cancellation Agreement, as applicable, providing that such SAFE or Warrant will be terminated and satisfied upon the Effective Time in exchange for the right to receive a portion of the Merger Consideration as set forth herein and (ii) a Lock-up Agreement.

(b)             As a condition for any holder of SAFE(s) as of immediately prior to the Effective Time (a “SAFEholder”) or the holder of any Warrant(s) as of immediately prior to the Effective Time ( “Warrantholder”) to receive a portion (if any) of the Merger Consideration, such SAFEholder or Warrantholder must have delivered to the Surviving Corporation a duly executed and completed SAFE and Warrant Cancellation Agreement and Lock-up Agreement as contemplated Section 2.8(a).

2.9              Withholding Rights Each of Fathom, the Surviving Corporation and the Company is entitled to withhold from any consideration payable to any Person pursuant to this Agreement such amounts as it reasonably determines are required to be withheld with respect to the making of such payment under the Code, or any other applicable Law relating to Taxes, and shall be entitled to request any reasonably appropriate Tax forms, including Form W-9 (or the appropriate Form W-8, as applicable) from any recipient of consideration hereunder. Any such withheld amounts will be treated for all purposes of this Agreement as having been paid to the applicable Person in respect to which such withholding was made.

2.10          Unclaimed Merger Consideration . Upon termination of the Paying Agent Agreement, the Surviving Corporation may require the Paying Agent to deliver to it any consideration (including any accrued interest thereon) that had been paid to the Paying Agent and that has not, as of the date of such termination, been disbursed to Stockholders. Thereafter Stockholders may look solely to Fathom (subject to abandoned property, escheat or other similar Laws) only as a general creditor thereof with respect to the portion of the Merger Consideration payable upon surrender of their Certificates and delivery of a validly completed and executed Letter of Transmittal and Lock-up Agreement, without any interest thereon. Fathom is not liable to any Stockholder in respect of such holder’s portion of the Merger Consideration that is delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Law.

2.11          Tax Consequences . The Merger is intended to be treated as a “reorganization” within the meaning of Section 368(a)(1) of the Code. Each of the parties adopts the Agreement as, and intends this Agreement to constitute, a “plan of reorganization” within the meaning of Regulations Sections 1.368-2(g) and 1.368-3. Each Party hereto shall cause all Tax Returns relating to the Merger to be filed on the basis of treating the Merger as a “reorganization” within the meaning of Section 368(a)(1) of the Code (including filing the statement required by Regulations Section 1.368-3), unless otherwise required by a Final Determination, and will not take any action that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; provided, however, that in no event will Fathom be restricted in seeking indemnification pursuant to ARTICLE 9 through the redemption and cancellation of shares of Parent Common Stock held by the Indemnifying Holders or in the Indemnifying Holders’ names. Notwithstanding any provision of this Agreement, the allocation of Merger Consideration as among cash and Stock Consideration may be adjusted, as mutually agreed upon by Fathom and the Stockholder Representative, by decreasing the cash portion and correspondingly increasing the Stock Consideration portion of Merger Consideration, if and to the extent necessary to assure that the Stock Consideration is not less than the minimum amount of Stock Consideration necessary to satisfy the requirements for qualification as a reorganization under Section 368(a)(1)(A) of the Code.

2.12          Parent Common Stock.

(a)             Shares of Parent Common Stock issued under this Agreement are “restricted securities” as defined in Rule 144 promulgated under the Securities Act (“Rule 144”) as in effect from time to time. Such shares must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. The Stockholders, SAFEholders, Warrantholders, and Optionholders have been advised or are aware of the provisions of Rule 144, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things: the availability of certain current public information about Parent, the resale occurring following the required holding period under Rule 144 and in certain circumstances, the number of shares being sold during any three-month period not exceeding specified limitations. Neither Parent nor any agent of Parent is under any obligation to recognize and transfer any shares of Parent Common Stock if, in the opinion of counsel for Parent, such transfer would result in violation by Parent of any federal or state law with respect to the offering, issuance or sale of securities.

(b)              Each share of Parent Common Stock issued pursuant to this Agreement will be endorsed with a legend, in addition to any other legends required by this Agreement or any other agreement to which the shares of Parent Common Stock issued pursuant to this Agreement are subject, substantially as follows:

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

ARTICLE 3

CLOSING DELIVERIES

3.1              Closing Deliveries of the Company . At the Closing, the Company shall deliver, or cause to be delivered, to Parent the following:

(a)             a certificate, dated as of the Closing Date, signed by the Secretary of the Company and in form and substance reasonably satisfactory to Fathom, certifying (i) the names of the Company’s officers authorized to sign this Agreement and the other documents, instruments or certificates delivered pursuant to this Agreement by the Company, together with true specimen signatures of such officers; (ii) that the copies of the Certificate of Incorporation and bylaws, each as amended to date, of the Company attached thereto are true, correct and complete; (iii) that the copies resolutions attached thereto of the board of directors of the Company authorizing the execution, delivery and performance of this Agreement and all other agreements contemplated hereby and the consummation of all transactions contemplated hereby and thereby were duly adopted and are in full force and effect, and (iv) that the copies of the written consent signed by the Stockholders of the Company evidencing the Company Stockholder Approval were duly adopted and are in full force and effect.

(b)             a certificate signed by an authorized representative of Company, each in form and substance reasonably satisfactory to Fathom, dated as of the Closing Date, to the effect that each of the conditions set forth in Sections 7.2(a) and 7.2(b) have been satisfied;

(c)             the Company’s books and records;

(d)             Support Agreements, Letters of Transmittal, and Lock-up Agreements duly executed by Stockholders holding at least 98% of each class of Capital Stock;

(e)             Note Cancellation Agreements with respect to 100% of the Convertible Notes, and SAFE and Warrant Cancellation Agreements and Lock-up Agreements with respect 100% of the Warrants and 100% of the SAFEs;

(f)              a copy of the Paying Agent Agreement executed by the Stockholder Representative and, if applicable, the Company;

(g)             a properly executed certificate, dated as of the Closing Date, certifying to the effect that no stock or interest in the Company is a United States real property interest within the meaning of Code Section 897(c) and a notice of such certification to be delivered by Fathom to the IRS on behalf of the Company in accordance with the provisions of Regulations Section 1.897-2(h)(2) (such certificate and notice substantially in the form required by Regulations Sections 1.897-2(h) and 1.1445-2(c)(3));

(h)             payoff letters or final invoices in a form reasonably satisfactory to Parent from each of the parties to which any of the Company Indebtedness or to which any Company Transaction Expenses are payable by the Company, as set forth in the Estimated Closing Statement;

(i)              a written resignation from each of the officers and directors of the Company set forth on Section 3.1(i) of the Company Disclosure Schedule;

(j)              a certificate, together with other evidence of payoff as Parent may reasonably require, signed by an authorized representative of Company that any and all loans made by the Company to any employee of the Company have been repaid in full;

(k)             a Certificate of Good Standing of the Company dated within five (5) Business Days of the Closing Date, certified by the Secretary of State of the State of Delaware;

(l)              the Closing Payoff Statement;

(m)            the Allocation Spreadsheet;

(n)              employment agreements, substantially in the form attached hereto as (i) Exhibit F, duly executed by Fathom and Cory Scott (ii) Exhibit G, duly executed by Fathom and Jeff Nieto, (iii) Exhibit H, duly executed by the Fathom and Matan Gill, and (iv) Exhibit I, duly executed by Fathom and Benjamin Barber;

(o)             if requested by Fathom, all documents evidencing the termination of the any Company Benefit Plan that is qualified under Section 401(a), effective the last day of the payroll period ending prior to the Closing;

(p)             all third-party consents required to consummate the transaction; and

(q)             such other documents, instruments, certificates, consents and other agreements as Parent may reasonably require to effect the transactions contemplated by this Agreement to be consummated as of the Closing.

3.2              Closing Deliveries of Fathom. At the Closing, Fathom shall deliver, or cause to be delivered, to the Stockholder Representative the following:

(a)             Confirmation of the wire transfers required by Section 2.3;

(b)             a signature page to the Paying Agent Agreement executed by each of Parent and the Paying Agent;

(c)             a certificate, dated as of the Closing Date, signed by the Secretary of Parent and in form and substance reasonably satisfactory to the Stockholder Representative, certifying (i) the names of Parent’s officers authorized to sign this Agreement and the other documents, instruments or certificates to be delivered pursuant to this Agreement by Parent, together with true specimen signatures of such officers; (ii) that the copies of the certificate of incorporation and the bylaws, each as amended to date, of Parent attached thereto are true, correct and complete; and (iii) that the copies of the resolutions (or written consents, in lieu thereof) of Parent attached thereto evidencing the approval of this Agreement and the other matters contemplated hereby and thereby were duly adopted and are in full force and effect;

(d)             a certificate, dated as of the date hereof, signed by the Secretary of Merger Sub and in form and substance reasonably satisfactory to the Stockholder Representative, certifying (i) the names of Merger Sub’s officers authorized to sign this Agreement and the other documents, instruments or certificates to be delivered pursuant to this Agreement by Merger Sub, together with true specimen signatures of such officers; (ii) that the copies of the certificate of incorporation and the bylaws, each as amended to date, of Merger Sub attached thereto are true, correct and complete; and (iii) that the copies of the resolutions (or written consents, in lieu thereof) of Merger Sub attached thereto evidencing the approval of this Agreement and the other matters contemplated hereby and thereby were duly adopted and are in full force and effect;

(e)             a certificate signed by an authorized representative of Parent, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that each of the conditions set forth in Sections 7.3(a) and 7.3(b) have been satisfied; and

(f)              a Certificate of Existence of Parent dated within five (5) Business Days of the Closing Date, certified by the North Carolina Department of the Secretary of State.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE Company and key stockholders

The Company and the Key Stockholders, jointly and severally, represent and warrant to Fathom that the statements contained in this ARTICLE 4 are true and correct as of the date of this Agreement and as of the Closing Date, except as set forth in the disclosure schedules delivered by the Company to Parent on the date hereof (the “Company Disclosure Schedule”).

4.1              Existence and Qualification; Capitalization.

(a)             The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has full corporate power and authority to carry on its business as presently conducted. The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, each of which is listed on Section 4.1(a) of the Company Disclosure Schedule. The Company has provided or made available to Parent true and complete copies of all Organizational Documents of the Company.

(b)             The Capital Stock represents all issued and outstanding Capital Interests of the Company. Except for the Capital Stock, Convertible Notes, the SAFEs, the Warrants, and the Options there are no other Equity Securities or other securities of the Company that are authorized, issued, outstanding, or reserved or committed for issuance. The shares of Capital Stock were duly authorized and validly issued, and are fully paid and non-assessable and are not subject to preemptive rights or rights of first refusal created by statute, the Company’s Organizational Documents or any agreement to which the Company or any Key Stockholder is a party or by which any of them is bound, and have been issued in compliance with the Securities Act of 1933, as amended, and all other applicable federal, state and foreign security Laws. The Options, Convertible Notes, SAFEs, and Warrants were duly authorized and validly issued and have been issued in compliance with the Securities Act of 1933, as amended, and all other applicable federal, state and foreign security Laws. The Company has not repurchased any Equity Securities or other securities of the Company except in compliance with all applicable federal, state, foreign, or local Laws and any agreements applicable thereto. There are no declared or accrued but unpaid dividends with respect to Equity Securities of the Company. The Capital Stock is owned of record and beneficially in the amounts and by the Persons set forth on Section 4.1(b) of the Company Disclosure Schedule. The Convertible Notes, SAFEs, and Warrants are owned of record and beneficially in the amounts and by the Persons set forth on Section 4.1(b) of the Company Disclosure Schedule.

(c)               Section 4.1(b) sets forth all the Options that are issued and outstanding and such Options are held by the Persons and in the amounts set forth thereon. The Company does not have outstanding nor has it authorized any stock appreciation, phantom stock, profit participation or similar rights.

(d)              Other than the Options, the Convertible Notes, the SAFEs, and the Warrants, the Company has not granted to any Person, and no Person has, (i) any Contract, warrant or option to purchase any Equity Securities or other securities of the Company, or (ii) any other conversion right or right to purchase, subscribe for or receive an issuance of, any Equity Securities or other securities of the Company.

(e)              Except as set forth on Section 4.1(e) of the Company Disclosure Schedule, there are no (i) preemptive or similar rights to purchase or otherwise acquire any Equity Security or other security of the Company; or (ii) voting trusts, proxies, voting agreements, stockholder or investor agreements, registration rights agreements, or other agreements to which the Company is a party with respect to the voting, transfer, or issuance of Capital Stock or other security. Except as set forth on Section 4.1(e) of the Company Disclosure Schedule, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Equity Security or other security of the Company.

(f)              Except for the Convertible Notes, and as set forth on Schedule 4.1(f) of the Company Disclosure Schedule, the Company does not have any bonds, debentures, notes or other indebtedness issued or outstanding. The Company does not have any liability for distributions declared or accrued but unpaid with respect to its securities. Except as set forth in Schedule 4.1(f) of the Company Disclosure Schedules, the Company is not subject to any obligation to repurchase or otherwise acquire or retire any of its Equity Securities.

(g)             All offers and sales of any Equity Securities or other securities by the Company have been made in material compliance with all applicable Laws, including exemptions from the securities registration requirements of the Securities Act and applicable state securities Laws, and all rights of the holders of the Company’s Equity Securities. To the Knowledge of the Company, no holder of any Equity Securities or other securities of the Company has any claim against the Company for failure to disclose any material fact in connection with the acquisition of any Equity Security or other securities of the Company pursuant to any applicable securities or other Laws.

4.2              Subsidiaries. The Company has no subsidiaries and does not otherwise own or control, directly or indirectly, any equity interest in, or any security convertible into an equity interest in, any Person.

4.3              Authority. The execution and delivery of this Agreement and each of the Transaction Documents by the Company and the performance of its obligations hereunder and thereunder have been duly authorized by all necessary corporate action, and no further actions on the part of the Company are necessary to approve and authorize the execution and delivery of this Agreement or any Transaction Document and, subject to, in the case of the consummation of the Merger, the Company Stockholder Approval, the consummation of the transactions contemplated hereby and thereby. The Company has duly executed and delivered each of the Transaction Documents required to be executed by it, and each of the Transaction Documents constitutes a valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other Laws of general application relating to or affecting creditors’ rights and to general principles of equity. The board of directors of the Company has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Stockholders, (b) approved and declared advisable the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement and the transactions contemplated by this Agreement, including the Merger, in accordance with the DGCL, (c) directed that the “agreement of merger” contained in this Agreement be submitted to the Stockholders for adoption, and (d) resolved to recommend that the Stockholders adopt the “agreement of merger” set forth in this Agreement and directed that such matter be submitted for consideration of the Stockholders, which resolutions described in the foregoing clauses (a) through (d) have not been subsequently amended, modified or rescinded in any way.

4.4              No Conflicts. Except as set forth in Section 4.4 of the Company Disclosure Schedule, neither the execution, delivery and performance of this Agreement, nor the consummation of the transactions provided for herein, will (a) conflict with or result in a breach of the Organizational Document of the Company, (b) conflict with, result in a breach of, constitute a default or event of default (or an event that might, with the passage of time or the giving of notice or both, constitute a default or event of default) under any of the terms, conditions or provisions of any agreement or instrument to which the Company is a party or by which the Company is bound, (c) result in a violation of any applicable law, ordinance, regulation, permit, authorization or decree or order of any court or other governmental agency applicable to the Company, or (d) create or impose any Lien, charge or encumbrance on any of the Company’s assets. Other than the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, no consent, approval or authorization of, or registration or filing with, any third party is required in connection with the execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby.

4.5              Government Authorization. Other than the filing of the Certificates of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, no consent, waiver, approval, order, or authorization of, or registration, declaration, or filing with, any court, administrative agency, or commission or other Governmental Entity or instrumentality is required to be made or obtained by the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby.

4.6              Litigation. There are no suits, actions, claims, arbitration or other legal, administrative or regulatory proceedings or investigations, whether at law or in equity, or before or by any Governmental Entity (a) pending or, to the Company’s Knowledge, threatened by or against or affecting the Company or any of the properties, assets or business of the Company, or (b) to the Company’s Knowledge, pending or threatened by or against any of the officers, managers or employees of the Company that relate to or involve the termination by any such person of his or her employment with any of such person’s former employers. To the Company’s Knowledge, there is no basis for any such lawsuit, claim, arbitration or other proceeding or investigation. There is no outstanding judgment, order or decree of any Governmental Entity or arbitrator applicable to the Company or any of the properties, assets or business of the Company. There is no action, proceeding or investigation by the Company currently pending or that the Company intends to initiate.

4.7              Financial Statements.

(a)               The Company has provided to Parent copies of (a) the unaudited consolidated balance sheets of the Company as of December 31, 2020, December 31, 2019, December 31, 2018 and December 31, 2017 and the related unaudited consolidated statements of income, for the twelve-month periods then ended (the “Annual Financial Statements”) and (b) the unaudited consolidated balance sheet of the Company as of January 31, 2021 (the “Balance Sheet Date”), and the related unaudited consolidated statements of income, for the one-month period then ended (the “Unaudited Financial Statements” and, together with the Annual Financial Statements, the “Financial Statements”). Except as set forth in the notes thereto or as set forth in Section 4.7 of the Company Disclosure Schedule, the Financial Statements (i) have been prepared on a cash accounting basis applied on a consistent basis during the periods involved, (ii) have been prepared from the books and records of the Company and (iii) present fairly the financial condition, operating results and cash flows of the Company as of the dates and for the periods indicated therein, subject, in the case of the Unaudited Financial Statements, to normal audit adjustments, the lack of footnotes and other presentation items.

(b)              All books, records and accounts of the Company are accurate and complete in all material respects and are maintained in all material respects in accordance with standard business practice, except for any inaccuracies that would be adjusted at year end in accordance with standard year-end adjustment practices.

4.8              No Undisclosed Liabilities. The Company does not have any liability except for liabilities (i) reflected or reserved against in the Financial Statements, (ii) incurred in the Ordinary Course of Business since the Balance Sheet Date, or (iii) that are executory obligations arising in the Ordinary Course of Business under any Contracts (and not as a result of any breach thereof).

4.9              Absence of Certain Changes. Except as set forth in Section 4.9 of the Company Disclosure Schedule, since the Balance Sheet Date, the Company has conducted its business and operations in the Ordinary Course of Business and the Company has not:

(a)             entered into any transaction except in the ordinary course of business as conducted on that date that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b)             amended or changed any of its Organizational Documents;

(c)             made any capital expenditure or commitment exceeding $10,000 individually or $50,000 in the aggregate;

(d)             made any payment, discharge or satisfaction, in any amount in excess of $10,000 individually or $50,000 in the aggregate, of any claim, liability or obligation, other than payment, discharge or satisfaction of claims, liabilities and obligations in the Ordinary Course of Business or of liabilities reflected or reserved against in the Financial Statements;

(e)             experienced any destruction of, damage to, or loss of any assets with a book value in excess of $10,000 (whether tangible or intangible), whether or not covered by insurance;

(f)              been engaged in any employment dispute, including claims or matters raised by any individuals or any workers’ representative organization, bargaining unit or union regarding labor trouble or claim of wrongful discharge or other unlawful employment or labor practice or action with respect to the Company;

(g)              made any change in accounting methods or practices other than as required by GAAP;

(h)              made or changed any election in respect of Taxes; adopted or changed any accounting method in respect of Taxes; filed any amended Tax Return; made or entered into any agreement or settlement of any claim or assessment in respect of Taxes or extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes; or taken any action, omitted to take any action, or entered into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Parent or its Affiliates;

(i)               paid or agreed to pay, granted, increased, funded, accelerated the vesting or payment of, any pension, retirement allowance, severance or termination pay, or other employee benefit to, or with respect to, any current or former employee, director, or independent contractor or adopted or amended any Company Benefit Plan;

(j)              declared, set aside or paid any dividend or other distribution (whether in cash, stock or property) in respect of any Company Capital Interest, or any split, combination or reclassification in respect to any Company Capital Interest, or any issuance or authorization of any issuance of any other Company Equity Security in respect of, in lieu of or in substitution for any Company Capital Interest, or any direct or indirect repurchase, redemption, or other acquisition by the Company of any Company Capital Interest (or options, warrants or other Equity Security convertible into, exercisable or exchangeable therefor);

(k)             hired or terminated any employee or consultant of the Company, promoted, demoted or otherwise changed the employment status or title of any officer of the Company or received a resignation of or removed any director of the Company, in each case other than in the ordinary course of business;

(l)              increased the base salary or other compensation payable or to become payable by the Company to any officer, director or employee of the Company, or declared, paid, committed or agreed to any kind of severance payment, termination payment, bonus or other additional salary or compensation to any such Person;

(m)            entered into any termination, extension, material amendment or modification of the terms of any Material Contract or customer Contract to which the Company is a party or by which the Company or any of its assets are bound;

(n)             entered into any agreement, contract, covenant, instrument, lease, license or commitment to which the Company is a party or by which it or any of its assets (whether tangible or intangible) are bound or any termination, extension, amendment or modification of the terms of any agreement, contract, covenant, instrument, lease, license or commitment to which the Company is a party or by which it or any of its assets are bound, other than agreements, contracts, covenants, instruments, leases, licenses or commitments entered into in the ordinary course of business;

(o)             made any sale, lease, license or other disposition of any of the material assets (whether tangible or intangible) or material properties of the Company taken as a whole, including the sale of any accounts receivable of the Company, or any creation of any security interest in any such material assets or material properties;

(p)           (i) made any loan to any Person that is outstanding as of the date hereof (other than accounts receivable, deposits and prepaid expenses in the Ordinary Course of Business, including advances to any officer, manager or employee of the Company for travel and business expenses in the Ordinary Course of Business), (ii) incurred any Indebtedness, (iii) guaranteed any Indebtedness, (iv) issued or sold any debt securities of the, or (v) guaranteed any debt securities of any other Person;

(q)           authorized, issued, sold, or otherwise disposed of any Equity Securities of the Company, or modified or amended any right of any holder of any Equity Securities of the Company;

(r)           granted any waiver or release of any right or claim material to the Company, including any write-off or other compromise of any account receivable of the Company;

(s)           accelerated the collection of or application of any discount to any accounts receivable of the Company or delayed the payment of any accounts payable or deferment of any expenses of the Company or engaged in any practices or promotional sales or discount activity with any customers or distributors with the effect of accelerating pre-Closing periods sales that would be expected (based on past practice) to occur in post-Closing periods, any practice which would have the effect of accelerating pre-Closing periods collections of receivables that would otherwise be expected (based on past practice) to be made in post-Closing periods or any other promotional sales, discount activity, or deferred revenue activity in a manner outside the ordinary course of business or inconsistent with past practices or contrary to accepted industry standards;

(t)            commenced, settled, provided notice of or, to the Knowledge of the Company, received any threat, of any claim, lawsuit or proceeding or other investigation against the Company;

(u)           experienced any event or condition that has had or is reasonably likely to have a Material Adverse Effect;

(v)            received notice of any claim or potential claim of ownership, interest or right by any Person other than the Company of the Company Intellectual Property or of infringement by the Company of any other Person’s Intellectual Property Rights;

(w)           (i) except standard end user licenses and software-as-a-service agreements entered into in the ordinary course of business, sold, leased, licensed or transferred to any Person of any Company Intellectual Property or executed, modified or amended any agreement with respect to the Company Intellectual Property with any Person or with respect to the Intellectual Property Rights of any Person, (ii) purchased or licensed any Intellectual Property Rights or executed, modified or amended any agreement with respect to the Intellectual Property Rights of any Person, (iii) entered into any agreement or modification or amendment of an existing agreement with respect to the development of any Intellectual Property Rights with a third party, or (iv) changed pricing or royalties set or charged by the Company to its customers or licensees or in pricing or royalties set or charged by Persons who have licensed Intellectual Property Rights to the Company;

(x)           leased, licensed, subleased or entered in any other agreement for the occupancy of any Leased Real Property by the Company; or

(y)           executed or entered into any agreement by the Company, or any officer, employee or manager on behalf of the Company, to do any of the things described in the preceding clauses (a) through (w) of this Section  4.9.

4.10        Title to Assets. The Company has good and indefeasible title to all assets of the Company free and clear of all Liens, mortgages, pledges, security interests, conditional sales agreements, operating or capital leases, charges, encumbrances, and other adverse claims or interests of any kind. The Company is not a party to any Contract, agreement or commitment for the sale or disposition of any of its assets other than in the Ordinary Course of Business.

4.11        Condition of Tangible Assets. All buildings, structures, improvements, vehicles, fixtures, equipment and other material items of tangible property and assets of the Company are (i) sufficient for the conduct of the business of the Company as currently conducted and as currently contemplated to be conducted, (ii) adequate for the uses to which they are being put by the Company immediately prior to Closing, and (iii) in reasonably good and serviceable operating condition and repair, subject to normal wear and maintenance, and are usable in the regular and Ordinary Course of Business and conform in all material respects to all applicable laws, ordinances, codes, rules and regulations, and authorizations relating to their construction, use and operation. No Person other than the Company owns any equipment or other tangible assets necessary to the operation of the business, except for leased items disclosed in Section 4.16 of the Company Disclosure Schedule and for items of negligible value.

4.12        Leased Real Property.

(a)           The Company does not currently own or hold, and has never owned or held, any ownership interest in real property (including, without limitation, any other real estate owned, real property acquired through foreclosure, or deed in lieu thereof). Set forth on Section 4.12(a) of the Company Disclosure Schedule is a complete and accurate description of all real property leased, subleased or used by Company (the “Leased Real Property”), which identifies the owner of record of each parcel. The Company currently has and will have at the Effective Time the right to quiet enjoyment of all of the Leased Real Property used by Company for the full term, including all renewal rights, pursuant to the terms of the Lease Agreements.

(b)           Section 4.12(b) of the Company Disclosure Schedule lists all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Leased Real Property, including all amendments, terminations and modifications thereof (the “Lease Agreements”), and there are no other Lease Agreements affecting the real property used by the Company or to which the Company is bound. The Company has provided Parent with correct and complete copies of each Lease Agreement together with any applicable amendments, extensions, estoppel certificates, subordination agreements, and material correspondence related thereto. The Company has not received any notice of a default, alleged failure to perform, or any offset or counterclaim with respect to any Lease Agreement, which has not been fully remedied and withdrawn. The consummation of the Merger will not (i) affect the enforceability against any Person of any Lease Agreement or the rights of the Company to the continued use and possession of the current Leased Real Property for the conduct of business as presently conducted, (ii) require the consent of any party to any Lease Agreement, except as set forth in Section 4.12(b) of the Company Disclosure Schedule, (iii) or result in a breach of any Lease Agreement or permit any party to any Lease Agreement to modify the terms of such Lease Agreement following the Closing.

(c)           To the Company’s Knowledge, there are no adverse zoning, building or land use codes or rules, ordinances, regulations or other restrictions relating to zoning or land use that currently or, to the Company’s Knowledge, may prospectively restrict in a material manner the use of all or any portion of the Leased Real Property, including the structures thereon, for the conduct thereon of the business of the Company as presently conducted.

(d)           Each of the Lease Agreements is legal, valid, binding, enforceable and in full force and effect, the Company has performed in all material respects all obligations imposed on any of them thereunder, and neither the Company nor, to the Company’s Knowledge, any other party thereto, is in breach or default thereunder in any material respect, nor to the Company’s Knowledge is there any event that, with the giving of notice or lapse of time or both, would constitute a breach or default thereunder by the Company or, to the Company’s Knowledge, any other party thereto. The Company has not received written, or to the Company’s Knowledge, oral, notice that any party to any of the Lease Agreements intends to cancel, terminate, or refuse to renew the same or to exercise or decline to exercise any option or other right thereunder. Neither the Company nor, to the Company’s Knowledge, any counterparty under the Lease Agreements is in default under any covenant, condition, restriction, easement, right-of-way, or governmental approval relating to the Leased Real Property.

(e)           To the Company’s Knowledge, there are no structural or other defects in the improvements constructed by or for the Company on the Leased Real Property. To the Company’s Knowledge, the structures owned, leased or used by the Company are in good operating condition and repair, are suitable for the operation of the business as presently conducted, and comply in all material respects with applicable building, zoning, safety, and other laws and regulations. No material improvements need to be made to or removed from any of the Leased Real Property in order for the Company to continue operation of the business following the Closing.

(f)            There are no pending and, to the Company’s Knowledge, no threatened, condemnation or similar proceedings affecting any Leased Real Property or access thereto and therefrom, nor has the Company received any notice thereof, and there are no assessments affecting any Leased Real Property or any part thereof, nor to the Company’s Knowledge is any such proceeding or assessment contemplated by any Governmental Entity.

4.13        Taxes.

(a)           Except as set forth in Section 4.13(a) of the Company Disclosure Schedule, the Company has timely and properly filed or submitted all Tax Returns that were required to be filed or submitted by it (taking into account any extensions of time to file), and all such Tax Returns are true, correct and complete in all respects and were prepared in compliance with all applicable Laws.

(b)           The Company has given or otherwise made available to Parent (in an electronic or “virtual” data room) true, correct and complete copies of all Tax Returns, examination reports and statements of deficiencies (including, in each case, any amendments thereto) of the Company for taxable periods for which the applicable statutory periods of limitations have not expired.

(c)           All Taxes due and owing by the Company have been timely and fully paid, whether or not shown on any Tax Return. The unpaid Taxes of the Company (i) did not, as of the Balance Sheet Date, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Unaudited Financial Statements (rather than in any notes thereto), and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and each Company Subsidiary in filing Tax Returns. Since the Balance Sheet Date, the Company has not incurred any liability for Taxes outside the Ordinary Course of Business.

(d)           All Taxes that the Company is obligated to deduct, collect, or withhold from amounts owing to any employee, member, creditor, customer or other Person have been fully deducted, collected, or withheld and timely paid or remitted to the appropriate taxing authority, and all IRS Forms W-2 and 1099 (and state, local, and non-U.S. equivalents thereof) required with respect thereto have been properly completed and timely filed. The Company has complied in all respects with all Tax information reporting provisions of all applicable Laws.

(e)           The Company has never been the subject of any audit, judicial or administrative proceeding, or other examination of Taxes by any taxing authority, and no such audit, proceeding, or other examination is contemplated or pending as of the date hereof. No taxing authority has given notice of any intention to assert any deficiency or claim for additional Taxes against the Company. All deficiencies for Taxes asserted or assessed against the Company have been fully and timely paid. Any adjustment of Taxes of the Company made by the IRS, which adjustment is required to be reported to the appropriate state, local, or non-U.S. taxing authorities, has been so reported.

(f)            The Company has never been a party to, nor has any obligation under, any Tax Sharing Agreement. The Company (a) is not and has never been a member of an “affiliated group” within the meaning of Section 1504(a) of the Code filing a consolidated federal income Tax Return or a member of an affiliated, consolidated, combined or unitary group with respect to any state, local or non-U.S. Taxes, and (b) has no liability for the Taxes of any other Person under Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Law, by Contract or otherwise.

(g)           There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from the Company for any taxable period and no request for any such waiver or extension is currently pending. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return.

(h)           No claim has ever been made by any taxing authority in a jurisdiction where the Company does not currently file a particular type of Tax Return or pay a particular type of Tax that the Company is or may be required to file such Tax Return or pay such Tax (including obligations to withhold amounts with respect to Tax) in that jurisdiction.

(i)            The Company has never requested, executed or entered into any closing agreement, private letter ruling, technical advice memorandum or similar agreement or ruling relating to Taxes with any taxing authority.

(j)            The Company has not participated in, nor has any liability or obligation with respect to, any transaction that is or is substantially similar to a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Regulations Section 1.6011-4(b) (or any similar provision of state, local or non-U.S. Tax Law).

(k)           There are no Liens for Taxes upon the assets or properties of the Company, except for Liens for Taxes not yet due and payable.

(l)            Neither Parent nor any of its owners or Affiliates (by reason of Parent’s acquisition of the Company) will be required to include any item of income or gain in, or exclude any item of deduction or loss or other tax benefit from, taxable income for any taxable period (or portion thereof) as a result of any (i) change in method of accounting or use of an improper method of accounting by the Company for a taxable period ending on or before the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed by or with respect to the Company on or before the Closing Date, (iii) installment sale or open transaction disposition made by or involving the Company on or before the Closing Date, (iv) prepaid amount received by the Company on or before the Closing Date, (v) election by the Company under Section 108(i) of the Code, (vi) intercompany transaction or excess loss account described in Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law), or (vii) except to the extent resulting from Parent’s or its Affiliates’ election to change any method of accounting after the Effective Time, income of the Company that accrued in a taxable period ending on or before the Closing Date but was not recognized for Tax purposes in such prior taxable period as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, Section 481 of the Code or any comparable provision of any tax Law, or for any other reason.

(m)          No power of attorney has been granted by the Company with respect to any matter relating to Taxes of the Company, which power of attorney is currently in force.

(n)           For all federal, state and local income Tax purposes, the Company is properly classified as a “C corporation” (within the meaning of Section 1361(a)(2) of the Code), and has been properly classified at all times since its formation as a C corporation.

(o)           The Company does not have, and never has had, any direct or indirect interest in any trust, partnership, corporation, limited liability company, or other business entity for U.S. federal income Tax purposes. The Company is not a party to any joint venture, Contract or other arrangement that could be treated as a partnership for federal income Tax purposes.

(p)           Each Company Benefit Plan that provides benefits to any Person subject to Tax in the United States that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code and the regulations thereunder, is, and since its inception has been, in documentary and operational compliance with Section 409A of the Code. No event has occurred that would be treated by Section 409A(b) of the Code as a transfer of property for purposes of Section 83 of the Code. No payment to be made under any Company Benefit Plan is, or to the Company’s Knowledge, will be, subject to the penalties of Section 409A(a)(1) of the Code. Neither the Company nor any Related Employer is under any obligation to compensate, reimburse or otherwise gross up any Person in respect of any Taxes under Sections 409A, 457A or 4999 of the Code.

(q)           No equity interest of the Company was issued in connection with the performance of services subject to a substantial risk of forfeiture (within the meaning of Section 83 of the Code) with respect to which the holder thereof has not timely filed an election under Section 83(b) of the Code in accordance with Regulations Section 1.83-2(d) (an “83(b) Election”) in connection with the issuance of thereof. The Company has delivered to Parent true, correct and complete copies of all such 83(b) Elections.

(r)           Neither the execution and delivery of this Agreement nor the consummation of the Merger could (either alone or in combination with another event): (i) give rise to the payment of any amount that could, individually or in combination with any other such payment, constitute a “parachute payment,” as defined in Section 280G of the Code (whether or not such payment is considered to be reasonable compensation for services rendered) or (ii) result in any requirement to pay any Tax “gross-up” or similar “make whole” payment to any current or former employee, manager or other service provider of the Company or any Related Employer.

(s)           No Stockholder, Noteholder, SAFEholder, Warrantholder, or Optionholder is a “foreign person” as that term is used in Regulations Section 1.1445-2. The Company is not, nor has it been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(t)            No claim has ever been asserted by any taxing authority that the Company or any of its Affiliates is liable for any Taxes based on Section 482 of the Code or comparable provisions of state, local, or non-U.S. Tax Law.

(u)           The Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(v)            The Company is not the beneficiary of any Tax grants, abatements, deferrals, or incentives granted or made available by any Governmental Entity for the benefit of the Company.

(w)           There is currently, prior to the Closing, no limitation on the utilization of net operating losses of the Company under Section 382 of the Code and the Regulations thereunder (and comparable provisions of state, local or non-U.S. Tax Law).

(x)           The Company is not, and has never been, subject to Tax in any country other than its country of incorporation, organization, or formation, including by virtue of engaging in business in such jurisdiction or having employees, a permanent establishment or any other place of business in such jurisdiction.

(y)           No Person has disposed of Company equity, or received any distribution from the Company, in a manner that would cause the transactions contemplated by this Agreement to violate the continuity of shareholder interest requirement set forth in Regulations Section 1.368-1(e). The Company has not acquired, sold, transferred, or otherwise disposed of any assets in a manner that would prevent Parent (or a member of Parent’s “qualified group” as such term is defined in Regulations Section 1.368-1(d)(4)(ii) or a partnership as described in Regulations Section 1.368-1(d)(4)(iii)) from continuing the Company’s historic business or using a significant portion of the Company’s historic business assets in a business following the Merger. The Company has not taken any action, nor to the Company’s Knowledge is there any fact or circumstance, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(z)           Except as set forth in Section 4.13(z) of the Company Disclosure Schedule, The Company has not (i) deferred or delayed the payment of any Taxes under the Coronavirus Aid, Relief, and Economic Security Act (P.L. 116-136), enacted March 27, 2020 (the “CARES Act”), any other provisions of federal, state, local or non-U.S. Tax law enacted in connection with the COVID-19 pandemic, or otherwise as a result of the effects of the COVID-19 pandemic, (ii) claimed any Tax credit pursuant to Section 7001 or 7003 of the Families First Coronavirus Response Act of 2020, or (iii) taken out any loan, received any loan assistance or other financial assistance, or requested any of the foregoing, in each case under the CARES Act, including pursuant to the Paycheck Protection Program or the Economic Injury Disaster Loan Program.

4.14        Intellectual Property.

(a)           Section  4.14(a) of the Company Disclosure Schedule sets forth a correct and complete list of (i) each item of Intellectual Property that is registered with or subject to an application for registration with any Governmental Entity that is, in each case, owned or filed by or on behalf of the Company, including the jurisdiction where the application or registration is located and the application or registration number (the “Registered Company Intellectual Property”), and (ii) each trade name, d/b/a, unregistered trademark and unregistered service mark used by the Company that is material to its business. All Registered Company Intellectual Property required to be set forth in Section  4.14(a) of the Company Disclosure Schedule is valid, enforceable and subsisting. All necessary documents and certificates in connection with Registered Company Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or elsewhere in the world, as the case may be, for the purposes of perfecting, prosecuting and maintaining such Registered Company Intellectual Property.

(b)           All logbooks, documents and records supporting the creation and ownership of Owned Company Intellectual Property have been retained by the Company. There are no actions with respect to the Owned Company Intellectual Property that must be taken by the Company within ninety (90) days of the date of this Agreement, including the payment of any registration, maintenance or renewal fees or the filing of any responses to Governmental Entity office actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting, preserving or renewing any Owned Company Intellectual Property.

(c)           Section  4.14(c) of the Company Disclosure Schedule contains a complete and accurate list, as of the date hereof, of the Domain Name registrations of the Company. Section  4.14(c) of the Company Disclosure Schedule identifies, for each Domain Name registration, the named owner and the registrar or equivalent person with whom that Domain Name is registered. The Company’s use and registration of the Domain Name registrations does not infringe any third party’s Intellectual Property Rights. In the case in which the Company has acquired ownership of a Domain Name registration from another party, the Company has made or procured a transfer of the Domain Name in accordance with the procedure of the registrar. In each case in which the Company has acquired ownership of any Trademarks, Copyrights, or Patents currently included in the Owned Company Intellectual Property from another person (each of which are identified in Section  4.14(c) of the Company Disclosure Schedule), the Company has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in and to all such Intellectual Property to the Company.

(d)           The Company (i) owns, free and clear of all Liens, all right, title and interest in and to, or (ii) has valid and continuing rights to use, sell and license, all Intellectual Property that is necessary for the conduct of the business and operations of the Company as presently conducted. The products and services of the Company, and the conduct of business of the Company, has not and does not infringe, misappropriate, dilute, or otherwise violate any Intellectual Property Rights of any third Person. The Company has not received any threats or allegations that the Company’s use of the Company Intellectual Property in the conduct of the business of the Company violates the Intellectual Property Rights of any Person. To the Company’s Knowledge, no Person is infringing, misappropriating, diluting or otherwise violating any Intellectual Property Rights of the Company and no such claims have been asserted against any Person by the Company.

(e)           No Trade Secrets or other confidential information owned by the Company or provided to the Company by a third party, has been disclosed by the Company to any consultants, contractors or other third parties other than pursuant to a valid and enforceable written non-disclosure or confidentiality agreement. The Company has taken commercially reasonable actions, consistent with current industry standards to maintain and protect the Company Intellectual Property, including the secrecy, confidentiality and value of its Trade Secrets and other confidential information.

(f)            The Company Intellectual Property is sufficient for the conduct of the business of the Company as it is currently conducted. Without limiting the foregoing, the Company has the right to use all software development tools, library functions, or compilers that the Company uses (i) to create, modify, compile, or support any Company Intellectual Property or (ii) to provide any services provided by the Company.

(g)           If the Company has exported any Company Intellectual Property, or any technical information or other technology within its control, it has done so in all respects as required by the U.S. export laws and regulations and promulgated and enforced by the Bureau of Export Administration.

(h)           Schedule 4.14(h) sets forth a true, accurate, and complete list of all material computer software owned, or purported to be owned by the Company (the “Proprietary Software”). The Proprietary Software does not contain any computer code or any other mechanisms which may (i) disrupt, disable, erase or harm in any way such Proprietary Software’s operation, or cause the Proprietary Software to damage or corrupt any data, hardware, storage media, programs, equipment or communications, or (ii) permit any Person to access the Proprietary Software without authorization. The Proprietary Software is in material compliance with any applicable warranty or contractual commitment relating to the use, functionality, or performance of such Proprietary Software, and there are no pending or threatened written claims alleging any such failure. To the Knowledge of Company, there exist no technical problems with any Proprietary Software that materially and adversely affect the performance of such Proprietary Software or cause any Company services or products to fail to substantially conform to their written specifications other than routine software bugs and/or glitches that may be promptly remedied in the Ordinary Course of Business of the Company. No Proprietary Software contains, is derived from, is distributed, integrated or bundled with, or links to or otherwise uses, any Open Source Software in any manner that (i) requires or conditions (or purports to require or condition) the use or distribution of any Proprietary Software on the disclosure, licensing or distribution of any source code or the granting of any right to decompile, reverse engineer or create derivative works of any Proprietary Software, or (ii) otherwise imposes any material limitation, restriction or condition on the right or ability of the Company to use or distribute any Proprietary Software.

(i)            The Computer Systems used by the Company are sufficient in all material respects for the Company’s current needs in the operation of its business, and in the past two years, there has been no material failure or other material substandard performance of any Computer Systems which has caused any material disruption to the business of the Company. The Company has taken commercially reasonable steps to provide for the back-up and recovery of material data and commercially reasonable disaster recovery plans, procedures and facilities and, as applicable, has taken commercially reasonable steps to implement such plans and procedures. The Company or its contractors has taken reasonable actions to protect the integrity and security of the Computer Systems and the information stored therein from unauthorized use, access, or modification by third parties, and to the Company’s Knowledge, there has been no such misuse or unauthorized use, access, disclosure or modification. To the Company’s Knowledge, the Computer Systems do not contain any computer code or any other mechanisms which may (i) disrupt, disable, erase or harm in any way such Computer Systems’ operation, or cause the Computer Systems to damage or corrupt any data, hardware, storage media, programs, equipment or communications, or (ii) permit any Person to access the Computer Systems without authorization.

(j)            The Company has not licensed, distributed, published or otherwise disclosed to any third Person the source code form of any Proprietary Software or software used exclusively by the Company (“Company Source Code”), and the Company has implemented reasonable physical and electronic security measures to prevent access to and disclosure of such Company Source Code. Schedule 4.14(j) lists all escrow agreements pertaining to the Company Source Code. Except as disclosed in Schedule 4.14(j), no license, lease or similar agreement relating to any software owned by the Company includes an obligation to provide access to any Person to, or permit any Person to copy, distribute or create derivative works of the Company Source Code. The Company maintains (i) machine readable copies of the Proprietary Software, and (ii) documentation or user manuals for material releases or versions thereof currently in use by the Company, currently made available to the Company’s customers, or currently supported by the Company. The Company has sufficient documentation to enable a person reasonably skilled in the art to maintain, fix, and understand the Company Source Code with reasonable effort. The Company maintains at least one copy of the Source Code for the Proprietary Software, and such code is maintained under strict confidentiality and in accordance with industry-standards safekeeping for proprietary Source Code.

4.15        Material Contracts.

(a)           Section 4.15(a) of the Company Disclosure Schedule sets forth a correct and complete list of all of the following Contracts to which the Company is a party or by which the Company or any of the assets or properties of the Company is bound (collectively, the “Material Contracts”):

(i)           Contracts with any current or former officer, director, equityholder or Affiliate of the Company;

(ii)         Contracts for the sale or disposition of any of the assets of the Company other than in the Ordinary Course of Business or for the grant to any Person of any preferential rights to purchase any of the assets of the Company;

(iii)        Contracts containing change of control or similar provisions or providing for severance, retention, change in control or other similar payments;

(iv)         Contracts for joint ventures, strategic alliances, partnerships, or sharing of profits or proprietary information;

(v)          Contracts containing covenants of the Company not to compete in any line of business or with any Person in any geographical area or not to solicit or hire any person with respect to employment;

(vi)         Contracts containing any most-favored nations undertakings, rights of first refusal, price protection mechanisms or any other similar provisions restricting the business of the Company;

(vii)        Contracts relating to the acquisition (by merger, purchase of stock or assets or otherwise) by the Company of any operating business or material assets or the capital stock or equity of any other Person;

(viii)      Contracts relating to the incurrence, assumption or guarantee of any Indebtedness or imposing a Lien on any of the assets of the Company, including indentures, guarantees, loan or credit agreements, sale and leaseback agreements, purchase money obligations incurred in connection with the acquisition of property, mortgages, pledge agreements, security agreements, or conditional sale or title retention agreements;

(ix)         Contracts for the employment of any individual on a full-time, part-time or consulting or other basis;

(x)          Contracts with independent contractors or consultants (or similar arrangements) that are not cancelable without penalty or further payment and without more than thirty (30) days’ notice;

(xi)         Contracts providing for indemnification, direct or indirect, by the Company;

(xii)       Contracts (or group of related Contracts) which involve the expenditure of more than $25,000 annually or $50,000 in the aggregate or require performance by any party more than one (1) year from the date hereof and that are not cancelable by the Company without penalty or further payment and without more than ninety (90) days’ notice;

(xiii)      Contracts for which the principal purpose is the licensing of any Intellectual Property by or to the Company; but excluding (i) non-disclosure agreements entered into in the Ordinary Course of Business that do not include explicit licenses to Intellectual Property Rights; (ii) non-exclusive inbound licenses for commercially available non-custom software that (1) is not incorporated into, linked with, or distributed in conjunction with any Company products, and (2) is made generally available on standard terms involving annual payments from the Company of less than $2,500; or (iii) Company’s written agreements with its customers that have been entered into on Company’s standard form customer agreement previously made available to Parent without material deviation therefrom;

(xiv)       Contracts or plans regarding rights to or the issuance of any equity interest in the Company or any other profit-sharing plan, including any stock option plan, stock appreciation rights plan, phantom stock plan or stock purchase plan or any other Contract any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional subsequent events) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(xv)        the Lease Agreements;

(xvi)       Contracts with any Governmental Entity;

(xvii)      Contracts related to the compromise or settlement of any litigation or arbitration or other proceeding;

(xviii)    Contracts with any labor union or any collective bargaining agreement;

(xix)       Contracts involving any outstanding powers of attorney executed on behalf of the Company;

(xx)        Contracts with respect to any Intellectual Property Rights, including any in-bound licenses, out-bound licenses and cross-licenses, but excluding (i) non-disclosure agreements entered into in the Ordinary Course of Business that do not include explicit licenses to Intellectual Property Rights; (ii) non-exclusive inbound licenses for commercially available non-custom software that (1) is not incorporated into, linked with, or distributed in conjunction with any Company products, and (2) is made generally available on standard terms involving annual payments from the Company of less than $2,500; or (iii) Company’s written agreements with its customers that have been entered into on Company’s standard form customer agreement previously made available to Parent without material deviation therefrom; and

(xxi)       any other Contracts that involve (i) $25,000 individually or $50,000 in the aggregate or more and is not cancelable by the Company without penalty within thirty (30) days, (ii) minimum purchase commitments by the Company, or (iii) ongoing service or support obligations and are not cancelable without penalty or refund within thirty (30) days.

(b)           Section 4.15(b) of the Company Disclosure Schedule sets forth a correct and complete list of all of the Contracts to which the Company is a party that cannot be cancelled by the Company within ninety (90) days, including any penalty associated with such cancellation.

(c)           True and complete copies of each Material Contract have been made available to Parent. Except as disclosed in Section 4.15(c) of the Company Disclosure Schedule: (i) the Company has not has breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any Material Contract, nor is the Company aware of any event that would constitute such a breach, violation or default with the lapse of time, giving of notice or both; (ii) to the Knowledge of the Company, no other party to any Material Contract is in default thereunder; (iii) each Material Contract is a legal, valid and binding obligation of the Company and is in full force and effect; (iv) the consummation of the Merger will neither violate nor result in the breach, modification, cancellation, termination or suspension of any Material Contract; (v) the consummation of the Merger will not require the consent of any third party to a Material Contract; (vi) following the Closing, each of Parent, IntelliAgent, and the Surviving Corporation will be permitted to exercise all of the Company’s rights under the Material Contracts to the same extent as though the Merger had not occurred and without being required to pay any additional amounts or consideration other than fees, royalties or payments that the Company would otherwise be required to pay had such Merger not occurred; (vii) none of the Material Contracts is with any stockholder, manager, officer, or employee of the Company or with any family member thereof; and (viii) there exists no condition or state of facts or circumstances involving any third party to a Material Contract that could reasonably be expected to constitute, in the aggregate, a Material Adverse Effect. There are no Material Contracts between the Company and any other Person under which there is any dispute regarding the scope of such agreement, or performance under such agreement including with respect to any payments to be made or received by the Company thereunder. To the Knowledge of the Company, no party to a Material Contract has any intention of terminating such Material Contract with the Company or reducing the volume of business such party conducts with the Company, whether as a result of the transactions contemplated hereby or otherwise.

4.16        Personal Property Leases. Section 4.16 of the Company Disclosure Schedule lists all leases of personal property entered into by the Company (“Personal Property Leases”). The Company is not in default under any of the Personal Property Leases. To the Company’s Knowledge, no other party to any Personal Property Lease is in default thereunder. The Merger contemplated by this Agreement does not require the consent of any lessor or any third party and will not result in a breach or default under any of the Personal Property Leases or otherwise cause the acceleration of the Company’s obligations or liabilities under any of the Personal Property Leases.

4.17        Compliance with Laws. The Company is not in violation of, or default under, any Law, regulation, or any order of any Governmental Entity applicable to the Company or the business of the Company and no such violation or default has occurred within the last five (5) years. The Company has not received any notices of any suspected, potential or actual violation with respect to, any foreign, federal, state or local Law regulation, or any order of any Governmental Entity applicable to the Company.

4.18        Environmental Matters.

(a)           The Company has complied in all material respects and is in compliance in all material respects with all Environmental Laws.

(b)           The Company has not caused, suffered, permitted or sustained any emission, spill, release or discharge of any Hazardous Material, in any reportable quantities, into or upon: (i) the air; (ii) soils or any improvements located thereon, whether on the Leased Real Property or elsewhere; (iii) surface water or groundwater; or (iv) a sewer, septic system or waste treatment, storage or disposal system except in accordance with applicable law or a valid government permit, license, certificate or approval.

(c)           With respect to the Leased Real Property, none of the officers or managers of the Company, or the Key Stockholders, has received oral or written notice of any actual or potential claims, orders, directives, citations or causes of action based on actual or alleged violations of any local, state, federal, or foreign statutes, ordinances or regulations dealing with the protection of the environment or public health and safety, including, but not limited to, any Environmental Law, or oral or written notice of any actual or potential common law claims or causes of action based upon the Company’s actual or alleged involvement with or use of any substance regulated by local, state, federal, or foreign statutes, ordinances or regulations dealing with the protection of the environment or public health and safety.

(d)           None of the officers or managers of the Company, or any of the Key Stockholders, has received oral or written notice of any actual or potential claims, orders, directives, citations or causes of action under any local, state or federal statutes, ordinances or regulations dealing with the protection of the environment or public health and safety, including, but not limited to, the Environmental Laws, based upon or arising out of its actual or alleged disposal of Hazardous Material, whether on or off real property owned or being operated by the Company.

(e)           None of the officers or managers of the Company, or any of the Key Stockholders, has any knowledge of any condition on the Leased Real Property which may reasonably be expected to give rise to any claim, order, directive, citation or cause of action based on any local, state or federal statute, ordinance or regulation dealing with protection of the environment or public health and safety, including, but not limited to, the Environmental Laws.

(f)            The Company and the Key Stockholders have provided the Parent with true and correct copies of all environmental site assessments, audits, correspondence and other documents in their possession or control related to the compliance of the Leased Real Property, or any other property now or previously owned or operated by the Company, with Environmental Laws or the presence or absence of Hazardous Materials on those properties.

(g)           The Company has provided the Parent with true and correct copies of any contracts by which the Company has agreed to assume the liability of any other party under the Environmental Laws.

4.19        Employees, Employee Contracts and Benefits. Section 4.19 of the Company Disclosure Schedule sets forth a true and complete list of the name, position, exemption classification, current rate of compensation (i.e., salary or wage rate), accrued incentive compensation, commission, bonus eligibility, other compensation (i.e., car allowance or company provided vehicle), location, and date of hire of each employee of the Company. Except as set forth on such Section 4.19 of the Company Disclosure Schedule:

(a)           The Company is not a party to or bound by any collective bargaining agreement, nor is the Company involved in any labor discussion with any unit or group seeking to become the bargaining unit for any of the employees of the Company, nor is the Company aware of an intention by any such unit or group to commence any organizational activities among the employees of the Company. To the knowledge of the Company, there has not been any organizational campaign, petition, or other unionization activity seeking recognition of a collective bargaining representative relating to any Company employee in the past three (3) years. There are no, and in the past three (3) years there have not been any, labor strikes, slowdowns, work stoppages, lockouts, grievances or claims of unfair labor practices pending or threatened against the Company.

(b)           Section 4.19(b) of the Company Disclosure Schedule contains a true, complete and accurate list of each Company Benefit Plan. Except as set forth on Section 4.19(b) of the Company Disclosure Schedule, neither the Company nor any Related Employer has any Company Benefit Plans. Each Company Benefit Plan has been established, maintained, operated and administered in material compliance with its terms and all applicable Laws.

(c)           With respect to each Company Benefit Plan, the Company has provided to the Parent true, complete and accurate copies of (to the extent applicable) (i) such current plan document, including any amendments thereto (or, with respect to any unwritten Company Benefit Plan, a summary of the material terms thereof), (ii) the summary plan description (and summary of material modifications) or any similar document, (iii) each trust, insurance, annuity or other funding contract related thereto, (iv) the most recent determination, advisory or opinion letter received from the IRS, (v) the three most recent annual reports under Form 5500, (vi) the nondiscrimination and top heavy tests for the past three (3) years and details of any corrections and (vii) any notices, letters or other material non-routine correspondence with any Governmental Entity relating to such Company Benefit Plan in the prior three (3) years.

(d)           The Company does not and has not, nor has any related company that is a member of a controlled group with the Company under Section 4001 of ERISA or Section 414 of the Code (“Related Employer”), sponsored or participated in any Company Benefit Plan that is subject to Section 412 of the Code and/or Title IV of ERISA, nor has the Company or a Related Employer sponsored or participated in any “multi-employer plan” (as defined in Section 3(37) of ERISA). Each of the Company Benefit Plans that is intended to be qualified under Section 401(a) of the Code has received a favorable determination, opinion or advisory letter from the U.S. Internal Revenue Service (the “IRS”) stating that it is so qualified and nothing has occurred since the date of the letter (including, without limitation, defects in the operation of any Company Benefit Plan) that could reasonably be expected to affect the qualified status of such plans. No Company Benefit Plan provides medical benefits to any former employees (including retirees) of the Company, other than benefits required to be provided under applicable law, including Section 4980B of the Code. With respect to each Company Benefit Plan, the Company has complied, and will continue to comply, with (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) and the proposed regulations thereunder, and (ii) the applicable requirements of the Family Leave Act of 1993 and regulations thereunder. Section 4.19(d) of the Company Disclosure Schedule sets forth the names of all Persons currently receiving coverage benefits under COBRA and with respect to each such Person, the date on which such Person first became eligible for such coverage and the reason such Person became eligible.

(e)           The Company has made all contributions and paid all premiums in respect of each Company Benefit Plan in a timely fashion in accordance with the terms of each Company Benefit Plan and applicable Laws. No non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) has occurred with respect to any Company Benefit Plan.

(f)            The Company has complied in all material respects with all applicable Laws, rules, and regulations relating to employment, including those relating to wages, hours, overtime, sick leave, family and medical leave, collective bargaining, immigration, working conditions, hiring, promotion, affirmative action, equal employment opportunity, discrimination, harassment, retaliation, disability accommodation, employee terminations and layoffs, workers’ compensation, occupational safety and health and employment practices, unfair labor practices, and the payment and withholding of Taxes and other sums as required by appropriate governmental authorities. There is no unfunded liability for accrued benefits, whether or not vested, under any funded employee benefit plan, and all contributions required to be made to or with respect to each employee benefit plan and all costs of administering each employee benefit plan have been completely and timely made or paid. All accrued but unpaid wages and benefits to the employees of the Company are identified in Section 4.19(f) of the Company Disclosure Schedule.

(g)           Each Company Benefit Plan that is an employee welfare benefit to which the Patient Protection and Affordable Care Act and its companion bill, the Health Care and Education Reconciliation Act of 2010 (together known as “ACA”) applies, is in compliance in all respects with the ACA and the rules and regulations promulgated thereunder, and no federal income Taxes or penalties have been imposed or could be imposed or are due for noncompliance with ACA or for failure to provide minimum coverage to employees. No Related Employer maintains any welfare benefit plan to which the Patient Protection and Affordable Care Act and ACA applies.

(h)               All Persons performing work for the Company are, and have been, classified properly as employees and as exempt or non-exempt under applicable Law relating to regular wages and overtime compensation. The Company does not have any liability or obligations, including under or on account of an employee benefit plan, arising out of the hiring or engagement of persons to provide services to the Company and treating such persons as consultants or independent contractors and not as employees of the Company. The Company is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations relating to any Person.

(i)                 Except as set forth in Section 4.19(i) of the Company Disclosure Schedule, each employee of the Company is terminable at will, and none of the execution, delivery or performance of this Agreement or the transactions contemplated thereby (whether alone or in conjunction with any other event, including any termination of employment on or following the date hereof) will (i) entitle any current or former employee or service provider of the Company or any Related Employer to any compensation or benefits (including severance, retention, unemployment compensation, or otherwise), (ii) accelerate the time of payment or vesting, or trigger any payment or funding or increase the amount of any compensation or benefit or trigger any material obligation under any Company Benefit Plan, (iii) result in any breach or violation of, or default under, or limit the Company’s or Related Employer’s right to amend, modify or terminate, any Company Benefit Plan, or (iv) limit or restrict the right of the Parent or IntelliAgent to merge, amend or terminate any Company Benefit Plan on or after the date hereof.

(j)                In the past three years, no legal claim, cause of action, grievance, complaint, charge, judgment, other adverse charge or decision of any kind (including any in the nature of employment discrimination of any type, breach of contract, wrongful discipline, demotion or discharge, harassment, retaliation, health, safety, child labor violations, workplace violence or non-payment of wages, benefits or wage supplements), notice of complaint or internal complaint or communication with respect to application for employment, employment, the terms or conditions of employment, the handling of benefits or termination of employment or any other alleged breach of any applicable Laws, rules, and regulations relating to employment or any contract in respect of employment with the Company, has been asserted or threatened against the Company nor is the internal investigation of any such matters currently in progress or pending.

(k)              Within the last three years, the Company has not taken any action that would constitute a “mass layoff” or “plant closing” within the meaning of the Worker Adjustment and Retraining Notification Act of 1988 WARN Act or any similar foreign, state or local statute, rule or regulation (collectively, the “WARN Act”), nor has any such mass layoff or plant closing been planned, contemplated, or announced by the Company. The Company has taken any and all actions required by applicable Laws necessary to comply with the WARN Act or any similar foreign, state or local statute, rule or regulation, with respect to any event or occurrence affecting the Company since the effective date of the WARN Act.

4.20          Insurance. Set forth in Section 4.20 of the Company Disclosure Schedule is a list of all policies of insurance maintained by Company pertaining to the Company or the business or assets of the Company, showing, among other things, the amount of coverage, the company issuing the policy, the expiration date of each policy, and whether such coverage is on an occurrence or claims-made basis. Copies of all current insurance policies of the Company have been made available to Parent for inspection. All of such policies are now in full force and effect and those policies or other policies covering the same risks and in substantially the same amounts have been in full force and effect continuously for the past three years, and provide coverage for the properties, assets, and activities and operations of the Company in the amounts and against the risks required (i) to comply with all Laws, (ii) to conform to the commercially reasonable levels of insurance maintained in the industry in which the Company operates and (iii) to comply with the requirements of each Material Contract. The Company has not received any written notice of cancellation or material amendment of any such policies; and, all material claims thereunder have been filed in a timely fashion. The activities and operations of the Company have been conducted in a manner so as to conform in all material respects to all applicable provisions of such insurance policies. There is no claim by the Company pending under any of such policies and, to the Knowledge of the Company, no facts or circumstances exist which would give rise to a claim under such policies. To the Knowledge of the Company, there is no threat of termination of, or premium increase with respect to, any of such policies.

4.21          Permits and Licenses. Section 4.21 of the Company Disclosure Schedule sets forth a correct and complete list of all licenses, franchises, permits, certificates, approvals or other similar authorizations affecting or relating in any way to the assets or business of the Company (the “Permits”). The Permits are sufficient and adequate to permit the continued lawful operation of the Company as presently conducted, and the Company owns, holds or possesses adequate right to use all Permits required in connection with the operation of its business as presently conducted. The Company has been and is in compliance with the terms of the Permits. The Permits are in full force and effect and no event has occurred that (a) constitutes or results, directly or indirectly, in a material violation of, or a failure to comply with, any applicable Laws by the Company or (b) would reasonably be expected to result in the revocation, withdrawal, suspension, cancellation, or termination of, or any modification to, any Permit. The Company has not received any written notice or other communication from any Governmental Entity or any other Person regarding (i) any actual, alleged, possible, or potential violation of, or failure to comply with, any applicable Laws in any material respect with respect to any Permit, or (ii) any actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any Permit which has not been resolved in all respects. All applications required to have been filed for the renewal of each Permit have been duly filed on a timely basis with the appropriate Governmental Entity, and all other filings required to have been made with respect to each Permit have been duly made on a timely basis with the appropriate Governmental Entity. The Company has provided complete and correct copies of the Permits to Parent. All Permits will continue in full force and effect immediately following the Closing.

4.22          Privacy. The operations of the Company have been and are currently being conducted in compliance with all applicable Laws relating to the privacy, confidentiality, integrity, availability, or security of Personal Data (“Privacy Laws”). The Company has delivered to Parent correct and complete copies of all written policies maintained by the Company since its respective date of organization with respect to privacy and Personal Data protection relating to its employees, customers, clients, suppliers, service providers, or any other third parties from or about whom the Company has obtained Personal Data (“Company Privacy Policies”). The Company has complied in all material respects with, is not in material violation of, and has not received any notices of violation with respect to, any applicable Laws, Contracts, Company Privacy Policies or any other commitments, obligations or representations concerning privacy and Personal Data protection relating to its employees, customers, clients, suppliers, service providers or any other third parties from or about whom the Company has obtained personal data (“Company Privacy Obligations”). The Company has implemented an enterprise privacy and data protection program that complies with Privacy Laws and incorporates industry standard practices. The Company’s privacy and data protection program includes appropriate administrative, technical, and physical safeguards and ensures the privacy, confidentiality, availability, integrity, and security of Personal Data. The Company conducts regular vulnerability assessments and penetration testing reasonably designed to assess the adequacy of its security controls and makes appropriate adjustments to its privacy and data protection program in light of those tests and assessments. The Company has full right and authority to transfer to Fathom all Personal Data in the possession of the Company. Except as set forth in Section 4.22 of the Company Disclosure Schedule, the consummation of the Merger will not violate any Company Privacy Obligations, nor require the Company to provide any notice to, or seek any consent from, any employee, customer, client, supplier, service provider or other third party under any Company Privacy Policy. The Company has not, within the previous two years, experienced a data breach or otherwise experienced any other loss, damage, or unauthorized access, disclosure, or use of Personal Data.

4.23          Accounts Receivable. All accounts receivable of the Company reflected in the Unaudited Financial Statements represent bona fide and valid obligations, which arose in the Ordinary Course of Business and are carried at values determined in accordance with the Accounting Principles. No Person has any Lien on any of the Company’s accounts receivable, and no request or agreement for deduction or discount has been made with respect to any of the Company’s accounts receivable.

4.24          Books and Records. The minutes of the proceedings of meetings and written actions of the board of directors and the equityholders of the Company provided to Parent are the only minutes of the Company as of the date of this Agreement and contain accurate summaries of all meetings and actions by written consent of the board of directors of the Company and of all meetings and actions by written consent of the equityholders of the Company, since the time of organization of the Company.

4.25          Bank Accounts. Section 4.25 of the Company Disclosure Schedule lists (a) the names of all banks, trust companies, savings and loan associations and other financial institutions at which the Company maintains safe deposit boxes, checking accounts or other accounts of any nature with respect to its business, and (b) the names of all persons authorized to draw thereon, make withdrawals therefrom or have access thereto.

4.26          Affiliate Transactions. Except as set forth in Section 4.26 of the Company Disclosure Schedule, no Affiliate of the Company: (a) owns any material property or right, tangible or intangible, which is used in the business of the Company; (b) owes any money to, or is owed any money by, the Company (other than compensation and benefits owed by the Company to their respective employees in the Ordinary Course of Business); or (c) provides services to the Company or is provided services by the Company (other than services pursuant to employment with the Company). Except as set forth in Section 4.26 of the Company Disclosure Schedule, the Company is neither party to, nor has any obligations under, any Contract, agreement or other arrangements (written or otherwise) with respect to the employment of or the provision of other services by any current or former officers, members, managers, employees or consultants of the Company, including any agreements respecting the provision of post-service remuneration or benefits of any type.

4.27          Brokers and Intermediaries. None of the Company or its officers, managers, employees or Affiliates have employed any broker, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement that would be entitled to a broker’s, finder’s or similar fee or commission in connection therewith or upon the consummation thereof. Fathom will have no responsibility or liability for any fees, expenses or commissions payable to any agent, representative, investment banker or broker of the Company.

4.28          Vote Required. Except as set forth in Section 4.28 of the Company Disclosure Schedule, the Company Stockholder Approval is the only approval of the holders of any class or series of capital stock or other Equity Securities of the Company necessary to adopt this Agreement and to approve and consummate the transactions contemplated hereby, including the Merger.

4.29          Customers and Suppliers.

(a)               Section 4.29(a) of the Company Disclosure Schedule sets forth the top ten (10) customers of the Company (each, a “Material Customer”), based on the dollar amount of revenues earned by the Company for the twelve (12) month period ended December 31, 2020, and the revenues generated from each such customer for the last fiscal year.

(b)              Section 4.29(b) of the Company Disclosure Schedule sets forth the top ten (10) vendors, suppliers, service providers and other similar business relation of the Company (each, a “Material Supplier”) based on the dollar amount of expenditures made by the Company for the twelve (12) month period ended December 31, 2020, and the expenditures made by the Company to such Persons for such period.

(c)               To the Knowledge of the Company, no Material Customer or Material Supplier intends to cancel or otherwise substantially modify its relationship with the Company or to decrease or limit materially its supply of services or products to, or purchase of products or services from, the Company. No Material Customer or Material Supplier has advised the Company in writing of any dispute that would reasonably be expected to have (based on the facts known as of the date hereof) a Material Adverse Effect on the Company.

4.30          Full Disclosure. No representation, warranty or other statement of the Company or the Key Stockholders contained in this Agreement contains an untrue statement of material fact or omits to state a material fact necessary in order to make such representation, warranty or other statement, in light of the circumstances under which it was made, not misleading. Neither the Company nor any of the Key Stockholders has withheld from Parent any documents or other information in its possession that, taken as a whole with all other documents and information in the Company’s or any Key Stockholder’s possession, (i) would lead a reasonable Person in Parent’s position to conclude that any such representation, warranty or other statement is untrue in any material respect, or (ii) would be material to the decision of a reasonable Person in Parent’s position to execute this Agreement and consummate the transactions contemplated hereby. The Company has delivered, or caused to be delivered, to Parent true, correct and complete copies of the articles of incorporation, bylaws, and all other material organizational and constituent documents and minute books of the Company (including stock ledger) and all Material Contracts, Financial Statements, Tax Returns and insurance policies referred to in this Agreement and all other information, documents, agreements, instruments, projections, estimates, plans, and budgets with respect to the Company requested by the Parent and/or its Affiliates prior to the date hereof.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company and the Stockholder Representative that the statements contained in this ARTICLE 5 are true and correct as of the date of this Agreement, except as set forth in the disclosure schedules delivered by Parent to the Company and the Stockholder Representative on the date hereof (the “Parent Disclosure Schedules”). The Parent Disclosure Schedules, if any, are numbered to correspond to the various sections of this ARTICLE 5 setting forth certain exceptions to the representations and warranties contained in this ARTICLE 5 and certain other information required by this Agreement.

5.1              Existence and Qualification. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of North Carolina with all requisite power and authority, corporate and otherwise, to carry on its business as presently conducted. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware with all requisite power and authority, corporate and otherwise, to carry on its business as presently conducted.

5.2              Authority. Parent and Merger Sub each has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement have been duly and validly authorized by all necessary corporate and other action on the part of Parent and Merger Sub. This Agreement constitutes a valid and binding obligation of Parent and Merger Sub enforceable against each of them in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies (regardless of whether enforcement is sought in a proceeding at law or in equity).

5.3              No Conflicts. Neither the execution, delivery and performance of this Agreement, nor the consummation of the transactions provided for herein, will (a) conflict with or result in a breach of the articles of incorporation, as amended, or bylaws of either of Parent or Merger Sub, (b) conflict with, result in a breach of, constitute a default or event of default (or an event that might, with the passage of time or the giving of notice or both, constitute a default or event of default) under any of the terms, conditions or provisions of any agreement or instrument to which Parent or Merger Sub is a party or by which Parent or Merger Sub is bound, or (c) result in a violation of any applicable law, ordinance, regulation, permit, authorization or decree or order of any court or other governmental agency applicable to Parent or Merger Sub.

5.4              Compliance with Laws. Neither Parent nor Merger Sub is in violation of, or default under, any Law, regulation, or any order of any Governmental Entity having jurisdiction over Parent or Merger Sub in connection with the operation of its business.

5.5              Litigation. There is no (a) material suit, action, claim, arbitration or other legal, administrative or regulatory proceeding or investigation, whether at law or in equity, or before or by any Governmental Entity pending or, to the knowledge of Parent, threatened against or relating to Parent or Merger Sub, or (b) outstanding judgment, order, writ, injunction or decree, or application, request or motion therefor, of any Governmental Entity, that questions the legality or propriety of the transactions contemplated by this Agreement or that would reasonably be expected to prevent, hinder or delay the consummation of the transactions contemplated hereby.

5.6              Brokers and Intermediaries. Fathom has not employed any broker, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement that would be entitled to a broker’s, finder’s or similar fee or commission in connection therewith or upon the consummation thereof.

5.7              Financial Statements. The consolidated financial statements of Parent and its subsidiaries (including the related notes, where applicable) included (or incorporated by reference) in the reports filed with (but not furnished to) the SEC pursuant to the either the Securities Exchange Act of 1934, as amended, and the rules promulgated pursuant thereto or the Securities Act of 1933, as amended, and the rules promulgated pursuant thereto (i) fairly present in all material respects the consolidated results of operations, cash flows, changes in owners’ equity and consolidated financial position of Parent and its subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount and the absence of notes); (ii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and (iii) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.

5.8              Operations of the Merger Sub . The Merger Sub has not (a) engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby or (b) incurred any liabilities other than in connection with its formation and the transactions contemplated hereby.

5.9              Parent Common Stock. The Parent Common Stock issued and delivered pursuant to this Agreement will be issued as “restricted securities” under Rule 144 of the Securities Act and will be fully paid, validly issued and nonassessable. Such Parent Common Stock, when so issued and delivered in accordance with the provisions of this Agreement, will be free and clear of all Liens, other than restrictions on transfer created by applicable securities Laws, and will not have been issued in violation of applicable Laws, applicable rules or regulations, or any preemptive rights or rights of first refusal or similar rights. As of February 20, 2021, the authorized capital stock of Parent consists of one hundred million (100,000,000) shares of Parent Common Stock, 13,811,376 shares of which are issued and outstanding.

ARTICLE 6

ADDITIONAL COVENANTS AND AGREEMENTS OF PARTIES

6.1              Approvals; Further Assurances. As soon as reasonably practicable after the date hereof, each Party will take all commercially reasonable efforts to prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, approvals and authorizations of all third parties and any Governmental Entity necessary to consummate the Merger and the transactions contemplated by this Agreement. Each Party will cooperate with each other Party and will furnish the other and the other's counsel with all information concerning themselves, their directors, managers, officers and members and such other matters as may be necessary or advisable in connection with any application, petition or any other statement made by or on behalf of Parent or the Company to any Governmental Entity in connection with the Merger. Additionally, on and after the Closing Date, each Party will (a) provide such further assurances to each other, (b) execute and deliver all such further instruments and papers, (c) provide such records and information and (d) take such further action as may be appropriate to carry out the transactions contemplated by, and to accomplish the purposes of this Agreement.

6.2              Books and Records. Upon Closing, all of the books and records of the Company or relating to the Company’s business shall be transferred to Fathom or its control. The Stockholder Representative will, and will cause the Stockholders, SAFEholders, Warrantholders, and Optionholders to, treat and hold confidential all of the confidential information of the Company and refrain from using any such confidential information except as permitted by this Agreement. In the event of any litigation or threatened litigation between the parties relating to this Agreement or the transactions contemplated hereby, the covenants contained in this Section 6.2 shall not be considered a waiver by any party of any right to assert the attorney-client or any other applicable privilege.

6.3              Employee Matters.

(a)               Effective from and after the Closing Date, with respect to each individual who is an employee of the Company immediately prior to the Closing Date, such employees shall be employed by the Surviving Corporation immediately following the Closing (each, a “Continuing Employee”). Parent, IntelliAgent, and/or the Surviving Corporation will provide employee benefits in accordance with Parent’s standard practices.

(b)              No provision of this Agreement shall (i) create any right in any Continuing Employee to continued employment by Parent, the Surviving Corporation, or any of their respective Affiliates or limit the ability of Parent, the Surviving Corporation or any respective Affiliate to terminate the employment of any Continuing Employee for any reason at any time, (ii) require Parent, the Surviving Corporation or any of their respective Affiliates to continue any Company Benefit Plans or prevent the amendment, modification or termination thereof after the Closing Date, (iii) confer upon any employee of the Company (including but not limited to any Continuing Employee) any rights or remedies under or by reason of this Agreement, or (iv) be treated as an amendment to any particular employee benefit plan of Parent, the Surviving Corporation or any of their Affiliates.

6.4              Access and Investigation. Without in any way limiting anything else contained in this Agreement, the Company will afford Fathom and its accountants, counsel and other representatives reasonable access during normal business hours during the period prior to the Closing Date to (i) the properties, books, contracts, loan documents, commitments, and records of the Company, and (ii) all other information concerning the Company’s businesses, assets, customers, suppliers, and personnel as Fathom may reasonably request. Without limiting the foregoing, Fathom will have access to the Company’s software and customer data. The Company will instruct its accountants, counsel, and other representatives to reasonably cooperate with Fathom’s investigation of the Company.

6.5              Post-Closing Tax Matters.

(a)              Tax Apportionment. Real and personal property Taxes payable with respect to the Company’s assets for a taxable period that includes, but does not end on, the Closing Date (each, a “Straddle Period”) will be prorated between Fathom, on the one hand, and the Stockholders, SAFEholders, Warrantholders and Optionholders, on the other hand, as of the Closing Date. The Stockholders, SAFEholders, Warrantholders and Optionholders will be liable for the pre-Closing portion of any such Taxes, and Fathom will be liable for the post-Closing portion of such Taxes. For this purpose, the pre-Closing portion of any such Taxes will be deemed to be the amount of the Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of the Taxes for the immediately preceding taxable period), multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on (and including) the day immediately prior to the Closing Date and the denominator of which is the number of days in the Straddle Period.

(b)              Tax Audits and Contests; Cooperation.

(i)                 Fathom and its Affiliates, on the one hand, and the Stockholders, SAFEholders, Warrantholders, and their Affiliates, on the other hand, shall promptly notify each other upon receipt by any such party of written notice of any audit, claim or administrative or judicial proceeding involving any asserted Tax liability with respect to the Company (any such audit or proceeding, a “Contest”). Any failure to so notify the other party of any Contest shall not relieve such other party of any liability with respect to such Contest except to the extent such party was actually and materially prejudiced as a result thereof. Fathom shall have sole control of the conduct of all Contests, including any settlement or compromise thereof.

(ii)              The Stockholders, SAFEholders, Warrantholders and Fathom agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Company as is reasonably necessary for the filing of any Tax Returns, the preparation, prosecution, defense or conduct of any Contest or the making of any election relating to Taxes. The Stockholders, SAFEholders, Warrantholders and Fathom shall reasonably cooperate with each other in the conduct of any Contest, and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 6.5. Any information obtained under this Section 6.5 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns, in the conduct of a Contest or other Tax proceeding or as otherwise required by applicable Law.

(c)               Preparation of Company Tax Returns and Payment of Taxes. Following the Closing, Fathom shall prepare and file, or cause to be prepared and filed, all Tax Returns that are required to be filed by or with respect to the Company. The Stockholders, SAFEholders, Optionholders, and Warrantholders shall be responsible for all Taxes due in respect of such Tax Returns to the extent not reflected in the determination of the Final Closing Cash Consideration (each such amount, a “Final Return Deficiency”). Fathom will be entitled to indemnity for any Final Return Deficiency in accordance with Section 9.2.

(d)              Transfer Taxes. The Stockholders, SAFEholders, Optionholders, and Warrantholders will pay any transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including any real property transfer Taxes) incurred in connection with the Merger (collectively, “Transfer Taxes”). The Stockholder Representative agrees to file in a timely manner all necessary documents (including but not limited to, all Tax Returns) with respect to the Transfer Taxes and provide Fathom with evidence satisfactory to Fathom that such Transfer Taxes have been timely paid in full.

6.6              D&O Policy. Effective as of the Closing, the Company shall have obtained a “tail” insurance policy (“D&O Policy”) from the Company’s current insurance carrier at the Company’s cost an expense. Such D&O Policy shall (i) have a claim period of at least six (6) years following the Closing Date, (ii) insure each Person covered by the current policies of directors’ and officers’ liability insurance maintained by the Company for acts and omissions occurring on or prior to the Closing Date, and (iii) contain terms and conditions which are in the aggregate no less advantageous to the beneficiaries thereof as the policies of directors’ and officers’ liability insurance maintained by the Company immediately prior to the Closing. The entire premium amounts payable with respect to the D&O Policy shall be borne by the Stockholders, SAFEholders, Warrantholders, and Optionholders as a Company Transaction Expense.

6.7              Termination of Benefit Plans. Prior to Closing, except as otherwise agreed by Fathom in writing, the Company shall take all appropriate action to terminate all Company Benefit Plans prior to the Closing Date; provided, however, that Parent agrees that nothing in this Section will require the Company to cause the final dissolution and liquidation of said plan prior to the Closing Date.

6.8              Conduct of Business.

(a)              Affirmative Covenants. During the period from the date of this Agreement to the Effective Time, except with the written consent of Parent the Company will carry on its business in the Ordinary Course of Business and maintain and preserve its business (including its organization, assets, properties, goodwill and insurance coverage) and its current business relationships with customers, clients, employees, strategic partners, suppliers, distributors and others having business dealings with it.

(b)              Negative Covenants. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as otherwise specifically permitted or required by this Agreement or consented to by Parent in advance in writing, the Company will not directly or indirectly:

(i)                 engage in any practice, take any action or enter any transaction described in Section 4.9 hereof;

(ii)              issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional Equity Securities in the Company;

(iii)            pay or agree to pay any legal, accounting, brokerage, finder’s fee, Taxes or other expenses in connection with, or incurred any severance pay obligations by reason of, this Agreement or the transactions contemplated hereby that have not been paid or will not be fully paid and discharged at or prior to the Closing;

(iv)             fail to sell products or services and collect accounts receivables consistent with past practice, or pay outstanding obligations, trade accounts and other Indebtedness as they come due consistent with past practice;

(v)               defer or agree to defer payment of any payables of the Company, or accelerate or agree to accelerate the collection of any receivables of the Company;

(vi)             amend any of its Organizational Documents;

(vii)          engage in, or modify in a manner adverse to the Company, any transactions with any of the stockholders, directors, or officers of the Company or any Affiliates thereof; or

(viii)        enter into any agreement, contract, commitment or other arrangement to do any of the foregoing or to authorize, recommend, propose or announce an intention to do any of the foregoing.

6.9              Exclusivity. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement pursuant to Section 8.1, the Company will not, and will take all necessary action to prevent any of its Affiliates (including directors, officers and employees), and any representative or agent of the foregoing from taking action to, (i) solicit, initiate, encourage or accept any proposal or offer from any Person relating to the acquisition of any equity or other securities of the Company, or any substantial portion of the assets or business of the Company (including any acquisition structured as a merger, consolidation or equity exchange) or (ii) participate in any discussions, conversations, negotiations or other communications regarding, furnish any information with respect to, assist or participate in or cooperate in any way with, or facilitate in any other manner, any effort or attempt by any Person to do or seek any such transaction with the Company. The Company and/or the Stockholder Representative will notify Fathom immediately if any Person makes any proposal, offer, inquiry or contact with respect to any of the foregoing and provide the relevant details in respect thereof.

6.10          Consents. The Company shall use its best efforts to obtain prior to Closing, in accordance with applicable Law and each applicable Material Contract, the consent of each Governmental Entity needed for any Regulatory Approvals and the consent of the other party to each such Material Contract to the Merger contemplated by this Agreement. The Company shall send, within 10 days of the date hereof, notices in form and substance satisfactory to Fathom complying with all applicable Laws and applicable Material Contracts seeking such consents.

6.11          Section 280G Approval .  To the extent that any payments or benefits could constitute “parachute payments,” as such term is defined in Section 280G of the Code and the Treasury Regulations promulgated thereunder (“Section 280G”) in connection with the consummation of the Merger contemplated herein (the “Potential Parachute Payments”), prior to the Closing, the Company shall conduct a vote in accordance with the requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations promulgated thereunder with respect to the Potential Parachute Payments (the “280G Vote”), including using reasonable best efforts to (i) obtain a waiver of the right to receive Potential Parachute Payments from each person who is a “disqualified individual” within the meaning of Section 280G and (ii) solicit stockholder approval of the Potential Parachute Payments.  The Company shall provide copies of the calculations, waivers and all materials to be distributed in connection with the 280G Vote not later than five (5) Business Days prior to the execution or distribution, as applicable, of such materials, for Fathom’s (or Fathom’s designee’s) review and comment, and shall consider in good faith for incorporation all of Fathom’s (or Fathom’s designee’s) comments thereto.  Prior to the Closing, the Company shall deliver to Fathom evidence reasonably satisfactory to Fathom that stockholder approval of the Potential Parachute Payments was obtained in conformance with the applicable requirements of Section 280G, or that such stockholder approval was not obtained, and as a consequence the Potential Parachute Payments shall not be made or provided.

6.12          Non-Competition, Non-Solicitation and Confidentiality .

(a)               For a period of four (4) years following the Closing Date, each of the Key Stockholders agrees that such Key Stockholder will not, and will cause any its representatives and Affiliates not to, engage or participate in, directly or indirectly, through any Person or contractual arrangement, any business that competes in the Territory with the business of the Company or the Surviving Corporation as conducted as of the date hereof; provided that nothing contained in this Section 6.12 precludes any Key Stockholder from continuing to work as an employee of the Surviving Corporation, Parent or any of their respective Affiliates after the Closing Date or from owning less than five percent (5%) of the outstanding shares of any class of securities of any Person if such securities are listed on any national securities exchange or have been registered under Section 12(g) of the United States Securities Exchange Act of 1934, as amended. As used herein, the term “Territory” means the United States of America, it being understood that the Company’s business is nationwide in scope.  In the event that the preceding definition of Territory is deemed by a court of competent jurisdiction to be too broad to be enforced under the circumstances, “Territory” will mean each state, province or similar political subdivision in which the Company conducted its business during the 12-month period immediately preceding the transactions contemplated hereby.

(b)              Except as set forth on Section 6.12(b) of the Company Disclosure Schedule, for a period of four (4) years following the Closing Date, each Key Stockholder agrees that such Key Stockholder will not, and will cause its representatives and Affiliates not to, directly or indirectly, through another Person or contractual arrangement, (i) induce or attempt to induce any employee of the Company or the Surviving Corporation to leave the employ of Surviving Corporation, Parent or any of their respective Affiliates, or intentionally, willfully or negligently in any way interfere with the relationship between the Surviving Corporation, Parent or any of their respective Affiliates and any such employee, (ii) hire any person who was an employee of the Company or the Surviving Corporation as of the Closing, or (iii) call on, solicit or service any direct or indirect customer (including any Related Person of a customer), supplier, independent contractor or other business relation of the Company or Surviving Corporation as of the Closing in order to induce or attempt to induce such Person to cease doing business with the Company, the Surviving Corporation, Parent or any of their respective Affiliates, or intentionally, willfully or negligently in any way seek to interfere with the relationship between any such customer, supplier, independent contractor or other business relation and the Company, the Surviving Corporation, Parent or any of their respective Affiliates.

(c)               Each Key Stockholder agrees that neither such Key Stockholder, nor any of such Key Stockholder’s respective representatives or Affiliates, will disclose financial data, prices, reports, business plans, trade secrets, know-how, partners, affiliates, investors, ownership structure, processes, procedures, customer lists, client names, addresses and/or material terms of any Material Contracts or any other confidential information relating to the Company or the Surviving Corporation or their respective assets or business to any Person for any purpose or reason whatsoever for two (2) years after the Closing Date, except to authorized representatives of Parent or its Affiliates or as is required in connection with continued employment with the Company after the Closing; provided, however, that such Key Stockholder may disclose the information in response to any legally enforceable summons or subpoena or in order to comply with any order, law, ruling, or regulation applicable to such Key Stockholder. If a Key Stockholder become legally compelled to disclose such confidential information, such Key Stockholder will provide Parent with prompt notice of such requirement so that Parent may seek a protective order or other appropriate remedy and will only disclose such confidential information as is legally required. Each Key Stockholder agrees that such Key Stockholder will take all steps necessary to assure adherence by their representatives to the provisions of this Agreement respecting the confidentiality of such information, and such Key Stockholder will be responsible for such adherence by their respective representatives.

(d)              Each Key Stockholder acknowledges that the covenants set forth in this Section 6.12 are an essential element of this Agreement and that, but for the agreement of such Key Stockholder to comply with these covenants, Parent would not have entered into this Agreement. Each Key Stockholder agrees that the covenants set forth in this Section 6.12 are reasonable, necessary and proper. Each Key Stockholder agrees and acknowledges that remedies at law for any breach of their obligations under this Section 6.12 are inadequate and that, in addition thereto, in the event of any such breach, Parent shall be entitled to seek and obtain equitable relief, including temporary, preliminary and/or permanent injunctive relief and specific performance to compel such Key Stockholder’s and their Affiliates’ compliance with, and enjoin such Key Stockholder and their Affiliates from continuing or commencing any activity which would violate any of the covenants set forth in this Section 6.12. In the event that any court determines that the duration or the geographic scope, or both, of the covenants set forth in this Section 6.12 is or are unreasonable or overbroad as written, or that any such covenant or provision is to that extent unenforceable, the Parties hereto agree that the covenant or provision in question shall remain in full force and effect for the greatest time period and in the greatest area that would not render it unenforceable, and the court shall be authorized to modify the covenant(s) or provision(s) to the extent necessary to render them valid and enforceable to the maximum extent permitted by law. If a Key Stockholder or its or his Affiliates breach any covenant set forth in this Section 6.12, the duration of any covenant so violated shall, with respect to such Key Stockholder, automatically be tolled from the date of the first breach until the date judicial relief providing effective remedy for such breach or breaches is obtained by Parent, or until Parent states in writing that it will not seek judicial relief for such breach.

ARTICLE 7
CLOSING CONDITIONS

7.1              Conditions to Each Party’s Obligations under this Agreement. The respective obligations of each Party under this Agreement are subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a)               No Injunctions or Restraints; Illegality. No judgment, order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of any of the transactions contemplated hereby will be in effect. No statute, rule, regulation, order, injunction or decree will have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal the consummation of any of the transactions contemplated hereby.

(b)              Regulatory Approvals. All necessary Regulatory Approvals will have been obtained, and not withdrawn, and all applicable waiting periods will have expired.

7.2              Conditions to the Obligations of Fathom under this Agreement. The obligations of Fathom under this Agreement are further subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

(a)               Accuracy of Representations and Warranties. The Fundamental Representations of the Company and the Key Stockholders will be true and correct in all respects, in each case, as of the date of this Agreement and as of the Closing Date (or in the case of representations and warranties that are made as of a specified date, as of such specified date). All other representations and warranties of the Company and the Key Stockholders contained in ARTICLE 4 of this Agreement will be true and correct in all material respects (except for such representations and warranties that are qualified by reference to materiality, Material Adverse Effect or any similar standard or qualification, which must be true in all respects) in each case, as of the date of this Agreement and as of the Closing Date (or in the case of representations and warranties that are made as of a specified date, as of such specified date).

(b)              Compliance with Covenants and Obligations. The Company and the Key Stockholders will have performed and complied with, in all material respects, all of its covenants and obligations contained in this Agreement to be performed and complied with by it on or prior to the Closing Date.

(c)               No Material Adverse Effect. There will have occurred no Material Adverse Effect relating to the Company.

(d)              No Burdensome Conditions. No Governmental Entity will have imposed any condition on its Regulatory Approval or the transactions contemplated hereby, which condition is reasonably deemed by Fathom to be materially disadvantageous or burdensome or to so adversely affect the economic or business benefits of this Agreement to Fathom as to render it inadvisable for it to consummate the transactions contemplated herein.

(e)               Consents. The Company shall have received the consent to the Merger with respect to each Material Contract set forth on Schedule 7.2(e) and each Permit for which consent is required and the Company Stockholder Approval shall have been obtained by the Company.

(f)                Terminations. The Company shall have terminated all agreements, documents, instruments or certificates listed in Schedule 7.2(f) of the Company Disclosure Schedule, each in form and substance reasonably satisfactory to Fathom.

(g)               Dissenting Share. The number of Dissenting Shares shall not be in excess of 2% of the aggregate number of then issued and outstanding shares of any class of Capital Stock.

(h)              [Reserved.]

(i)                 Closing Deliverables. At the Closing, Fathom will have received the closing deliverables listed in Section 3.1.

7.3              Conditions to the Obligations of the Company under this Agreement. The obligations of the Company under this Agreement are further subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

(a)               Accuracy of Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in ARTICLE 5 of this Agreement will be true and correct in all material respects (except for such representations and warranties that are qualified by reference to materiality, Material Adverse Effect or any similar standard or qualification, which must be true in all respects) in each case, as of the date of this Agreement and as of the Closing Date (or in the case of representations and warranties that are made as of a specified date, as of such specified date).

(b)              Compliance with Covenants and Obligations. Each of Parent and Merger Sub will have performed and complied with, in all material respects, all of its covenants and obligations contained in this Agreement to be performed and complied with by it on or prior to the Closing Date.

(c)               Consents. The Company shall have obtained the Company Stockholder Approval.

(d)              Contract Consents. The Company shall have received the consent to the Merger with respect to each Material Contract set forth on Schedule 7.2(e) and each Permit for which consent is required.

(e)               Paid Indebtedness Cancellation. Prior to Closing, the Company shall cause each holder of a Convertible Promissory Note issued pursuant to the Convertible Promissory Note Purchase Agreement dated as of December 19, 2018 to deliver a Note Cancellation Agreement, in substantially the form attached hereto as Exhibit C, terminating such Noteholder’s Convertible Notes in exchange for the amounts payable noted therein, which shall be Paid Indebtedness.

(f)                Closing Deliverables. At the Closing, the Company will have received the closing deliverables listed in Section 3.2.

ARTICLE 8
TERMINATION

8.1              Termination. This Agreement may be terminated prior to the Effective Time:

(a)               at any time by the mutual written agreement of Fathom and the Company;

(b)              by either the Company or Fathom (provided that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there has been a material breach, in the case of Fathom, on the part of any of the Key Stockholders or the Company and, in the case of the Company, on the part of Fathom, of any representation, warranty, or agreement contained herein which cannot be or has not been cured within thirty (30) days after written notice by the Company or Fathom, as applicable, to the other of such breach;

(c)               by the Company if any of the conditions in Sections 7.1 or 7.3 have not been satisfied as of the Closing Date, or if satisfaction of such a condition is or becomes impossible (other than through the failure of the Company or the Key Stockholders to comply with their obligations under this Agreement) and the Company has not waived such condition in writing;

(d)               by Fathom if any of the conditions in Sections 7.1 or 7.2 have not been satisfied as of the Closing Date, or if satisfaction of such a condition is or becomes impossible (other than through the failure of Fathom to comply with its obligations under this Agreement) and Fathom has not waived such condition in writing;

(e)               by Fathom if the Company Stockholder Approval has not been obtained within seven (7) calendar days after the execution and delivery of this Agreement;

(f)                by either Fathom or the Company if any Governmental Entity shall have issued any Law or order or initiated any proceeding or other action enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such Law or order or proceeding or other action shall have become final and nonappealable; or

(g)               at the election of the Company, on the one hand, or Parent, on the other, if the Closing has not occurred on or before April 30, 2021, or such later date as has been agreed to in writing by Fathom and the Company; provided that no Party may terminate this Agreement pursuant to this Section 8.1(g) if the failure of the Closing to have occurred on or before said date was due to such Party’s breach of any of its obligations under this Agreement.

8.2              Effect of Termination. In the event of the termination of this Agreement pursuant to any provision of Section 8.1, this Agreement will forthwith become void and have no further force and there will be no liability or further obligation on the part of any Party hereto or its officers, directors, stockholders or members, except that (i) the provisions of ARTICLE 9, ARTICLE 10, this Section 8.2, and any other Section that, by its terms, relates to post-termination rights or obligations, will survive such termination of this Agreement and remain in full force and effect and (ii) each Party will remain liable for any breach of this Agreement prior to its termination.

ARTICLE 9

Indemnification

9.1              Survival of Representations and Warranties. The representations and warranties of the Parties contained in this Agreement will survive the Closing through and including the first anniversary of the Closing Date; provided, however, that (a) the representations and warranties set forth in Sections 4.1 (Existence and Qualification; Capitalization), 4.2 (Subsidiaries), 4.3 (Authority), 4.17 (Compliance with Laws), 4.21 (Permits and Licenses), and 4.28 (Vote Required) will continue in full force and effect for a period of ten (10) years from the Closing Date and (b) the representations and warranties set forth in Sections 4.13 (Taxes), 4.18 (Environmental Matters), and 4.19 (Employees, Employee Contracts and Benefits), will continue in full force and effect until thirty (30) days after the expiration of the applicable statute of limitations (in each case, the applicable “Survival Period”) (such representations and warranties under the foregoing clauses (a) and (b) of this Section, collectively, the “Fundamental Representations”); and provided, further, that any obligations under Sections 9.2(a)(i) and 9.2(b)(i) will not terminate with respect to any Losses as to which the Person to be indemnified has given notice (stating in reasonable detail, to the extent practicable, the basis of the claim for indemnification) to the Indemnifying Party in accordance with Section 9.3(a) before the termination of the applicable Survival Period. Notwithstanding the foregoing, a claim for Losses arising from fraud or intentional misconduct of a party shall survive the Closing indefinitely.

9.2              Indemnification.

(a)               Subject to the limitations set forth in Section 9.1 and Section 9.4, each Stockholder (other than any Dissenting Stockholder), SAFEholder, Optionholder, and Warrantholder (each, an “Indemnifying Holder”), severally based on their respective Pro Rata Shares and not jointly, will indemnify Fathom and its directors, officers, employees, Affiliates (including the Surviving Corporation and IntelliAgent), stockholders, agents, attorneys, representatives, successors and permitted assigns (each individually, a “Fathom Indemnified Party” and collectively, the “Fathom Indemnified Parties”) from and against, and pay to the applicable Fathom Indemnified Parties the amount of, any and all losses, liabilities, claims, obligations, deficiencies, demands, judgments, damages, interest, fines, penalties, suits, actions, causes of action, assessments, awards, costs and expenses (including costs of investigation and defense and reasonable attorneys’ and other professionals’ fees), whether or not involving a Third Party Claim; but in all cases excluding exemplary or punitive damages except to the extent such damages are paid in relation to a Third Party Claim (individually, a “Loss” and, collectively, “Losses”) arising out of any of the following:

(i)               any breach or inaccuracy of any representation or warranty made by the Company or the Key Stockholders in this Agreement;

(ii)              any breach of any covenant or agreement on the part of the Company or the Key Stockholders under this Agreement;

(iii)            payments in excess of the applicable portion of the Merger Consideration that are required to be paid to holders of Dissenting Shares and all related costs and expenses, including any interest to be paid thereon;

(iv)            (A) any and all Taxes of the Stockholders, Optionholders, SAFEholders, and Warrantholders for any taxable period, (B) any and all Taxes of the Company for any taxable period, (C) any and all Taxes of any Person imposed on the Company as a transferee or successor, by Contract or pursuant to any Law, (D) any and all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company (or any predecessor of the Company) is or was a member on or prior to the Closing Date, including pursuant to Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), (E) any and all Taxes which are the liability of Stockholders, SAFEholders, Optionholders, and Warrantholders pursuant to Section 6.5(a), and (F) any and all Transfer Taxes;

(v)              any claim with respect to the Material Contracts set forth on Schedule 9.2(a)(v) arising out of or related to the failure to obtain any consent required by any such Material Contract in connection with the Merger notwithstanding the disclosure of such requirements in Section 4.4 or Section 4.15(c) of the Company Disclosure Schedule;

(vi)             any Company Indebtedness or Company Transaction Expenses that are not taken into account in the final calculation of the Final Closing Cash Consideration; and

(vii)          any claim by any current or former Stockholder, Noteholder, SAFEholder, Optionholder. Warrantholder or other holder of Equity Securities in the Company relating to, arising out of, or in connection with (i) any calculations set forth in the Allocation Spreadsheet or (ii) disputes among the Stockholders, Noteholders, SAFEholders, Optionholders, Warrantholders, or other holder of Equity Securities over the actions of the Stockholder Representative.

(b)              Subject to the limitations set forth in Section 9.1 and Section 9.4, Fathom will indemnify, defend, hold harmless and reimburse the Stockholders, Warrantholders, and SAFEholders and their respective agents, attorneys, and permitted assigns (each individually, a “Holder Indemnified Party” and collectively, the “Holder Indemnified Parties” and, each of the Holder Indemnified Parties and the Fathom Indemnified Parties being an “Indemnified Party”) from and against, and pay to the applicable Holder Indemnified Parties the amount of any and all Losses arising out of any of the following:

(i)                 any breach or inaccuracy of any representation or warranty made by Fathom in this Agreement; and

(ii)              any breach of any covenant or agreement on the part of Fathom under this Agreement.

(c)               For all purposes under this ARTICLE 9, any and all references qualified by concepts of, or the words, “material,” “materially,” “materiality” or “Material Adverse Effect” or similar qualification shall be disregarded in the calculation of the amount of any Losses and determination of whether a breach of a representation or warranty has occurred.

(d)              The right to indemnification or any other remedy based on representations, warranties, covenants and agreements in this Agreement will not be affected by any investigation by or knowledge of the party seeking indemnification hereunder, whether conducted or obtained before or after the execution and delivery of this Agreement, with respect to the accuracy or inaccuracy of, or compliance with, any such representation, warranty, covenant or agreement.

9.3              Indemnification Procedures.

(a)               The Indemnified Party seeking indemnification hereunder (a “Claimant”) will promptly give notice to the Stockholder Representative (in the case of indemnification sought by a Fathom Indemnified Party) or Fathom (in the case of indemnification sought by a Holder Indemnified Party) of any demand, suit, assertion of liability or claim. If the claim relates to an action, suit or proceeding filed by another Person against the Claimant (a “Third Party Claim”), then such notice shall be given by the Claimant within twenty (20) Business Days after written notice of such action, suit or proceeding is given to the Claimant and shall include true, correct and complete copies of all suit, service and claim documents; provided, however, that the failure or delay of the Claimant to provide any such notice or deliver such copies shall not release the Parties from which indemnification is claimed (the “Indemnifying Party”) from any of its obligations under this ARTICLE 9 unless (and then solely to the extent that) the Indemnifying Party is materially prejudiced thereby.

(b)              As to any claim that is not a Third Party Claim, an Indemnifying Party (acting through Fathom, in the case of indemnification sought by any Holder Indemnified Party, and acting through the Stockholder Representative, in the case of indemnification sought by a Fathom Indemnified Party) shall have thirty calendar (30) days to make such investigation of the claim as the Indemnifying Party reasonably deems necessary or desirable, and the Claimant agrees to make available to the Indemnifying Party and its authorized representatives all information relevant and necessary to substantiate the claim, except to the extent any attorney-client privilege would thereby be vitiated. If the Claimant and the Indemnifying Party agree at or prior to the expiration of such thirty (30)-day period to the validity and amount of such claim, then the Indemnifying Party shall promptly pay to the Claimant the full amount of the claim, subject to the terms and limitations hereof. If the Claimant and the Indemnifying Party do not reach any such agreement within such thirty (30)-day period, then the Claimant may seek an appropriate remedy at law or in equity, as applicable, subject to the terms and limitations hereof. If the Indemnifying Party fails to respond to the Claimant within such thirty (30)-day period then the Indemnifying Party shall be deemed to have agreed to the full amount of the claim.

(c)               With respect to any Third Party Claim, the Indemnified Party shall promptly cause written notice of the assertion of any Third Party Claim to be forwarded to (i) Fathom, in the case the Claimant is a Holder Indemnified Party or (ii) the Stockholder Representative, in the case the Claimant is a Fathom Indemnified Party. The failure of the Indemnified Party to give reasonably prompt notice of any Third Party Claim will not release, waive or otherwise affect the Indemnifying Party’s obligations with respect thereto except to the extent that the Indemnifying Party is materially prejudiced as a result of such failure. Subject to the provisions of this Section 9.3, the Indemnifying Party will have the right, at its sole expense, to be represented by counsel of its choice, which must be reasonably satisfactory to the Indemnified Party. Except with respect to Taxes, the Indemnifying Party will have the right, at its sole expense, to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Losses indemnified against hereunder; provided, that the Indemnifying Party shall have acknowledged in writing to the Indemnified Party its obligation to indemnify the Indemnified Party as provided hereunder and provided evidence reasonably satisfactory to the Indemnified Party of the Indemnifying Party’s financial ability to properly defend such Third Party Claim. If the Indemnifying Party elects to defend against, negotiate, settle or otherwise deal with any such Third Party Claim, it shall within ten (10) Business Days of its receipt of the Indemnified Party’s written notice of the assertion of such Third Party Claim notify the Indemnified Party of its intent to do so; provided, that the Indemnifying Party must conduct the defense of the Third Party Claim actively and diligently thereafter in order to preserve its rights in this regard. If the Indemnifying Party elects not to (or is not eligible to) defend against, and (subject to the other limitations set forth in this Agreement) negotiate, settle or otherwise deal with any Third Party Claim which relates to any Losses indemnified against hereunder, fails to notify the Indemnified Party of its election as herein provided or contests its obligation to indemnify the Indemnified Party for such Losses under this Agreement, this will not waive the Indemnifying Party’s right to dispute that it is obligated to indemnify the Indemnified Party hereunder, and the Indemnified Party may defend against, negotiate, settle or otherwise deal with such Third Party Claim. If the Indemnified Party defends any Third Party Claim for which the Indemnifying Party is liable to indemnify it hereunder, then the Indemnifying Party shall reimburse the Indemnified Party for the expenses of defending such Third Party Claim upon submission of periodic bills. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party may participate, at his or its own expense, in (but not control) the defense of such Third Party Claim; provided, however, that such Indemnified Party will be entitled to participate (but not control) in any such defense with separate counsel at the expense of the Indemnifying Party if (i) so requested by the Indemnifying Party to participate or (ii) in the reasonable opinion of counsel to the Indemnified Party, a conflict or potential conflict of interests exists between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable; and provided, further, that the Indemnifying Party will not be required to pay for more than one such counsel for all Indemnified Parties in connection with any Third Party Claim. The parties hereto agree to provide reasonable access to the other to such documents and information as may be reasonably requested in connection with the defense, negotiation or settlement of any such Third Party Claim.

(d)              Notwithstanding anything in this Section 9.3 to the contrary, upon assuming the defense of any Third Party Claim, the Indemnifying Party will not, without the written consent of the Indemnified Party (which will not be unreasonably withheld or delayed), settle or compromise any Third Party Claim or permit a default or consent to entry of any judgment unless such settlement or judgment (i) relates solely to monetary damages for which the Indemnifying Party shall be responsible and (ii) includes an unqualified release of the Indemnified Party from all liability in respect of the Third Party Claim.

(e)               After any final decision, judgment or award has been rendered by a Governmental Entity of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement has been consummated, or the Indemnified Party and the Indemnifying Party have arrived at a mutually binding agreement, in each case with respect to a Third Party Claim hereunder, the Indemnified Party shall forward to the Indemnifying Party notice of any sums due and owing by the Indemnifying Party pursuant to this Agreement with respect to such matter and the Indemnifying Party shall pay all of such remaining sums so due and owing to the Indemnified Party within five (5) Business Days after the date of such notice.

(f)                In the event of a conflict between this Section 9.3 and Section 6.5(b) in respect of a Contest, the provisions of Section 6.5(b) will control.

9.4              Limitations on Indemnification.

(a)               The aggregate amount of all Losses for which the Indemnifying Holders shall be liable pursuant to Section 9.2(a)(i) and Section 9.2(a)(v) shall not exceed One Million Dollars ($1,000,000.00) (the “Cap”). Notwithstanding the foregoing, the Cap will not apply with respect to any Losses (i) arising from any breach of the Fundamental Representations, which shall be capped at the total Merger Consideration, (ii) from willful misconduct or from fraud, or (iii) described in Section 9.2(a)(iv). Notwithstanding the foregoing, this ARTICLE 9 does not prevent or restrict the right of any party to obtain injunctive relief or other equitable relief from a court of competent jurisdiction authorized by Section 10.9. No Indemnifying Holder will have any liability under or in connection with this Agreement, or the transactions contemplated hereby, in excess of its Pro Rata Share of the Merger Consideration except in connection with such Indemnifying Holder’s fraud.

(b)              Notwithstanding the foregoing, an Indemnifying Party shall not be liable for any claim for indemnification pursuant to Section 9.2(a)(i) or Section 9.2(b)(i), as the case may be, unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Indemnifying Party pursuant thereto equals or exceeds $45,000, in which case only such Losses in excess of such amount shall be payable; provided, that the foregoing limitations shall not apply to Losses arising out of the inaccuracy or breach of any Fundamental Representation or in the case of fraud.

(c)               No Indemnified Party shall be entitled to reimbursement under any provision of this Agreement for any Losses to the extent such party has previously been actually reimbursed for the same amount under any other provision of this Agreement or such Indemnified Party has recovered such Losses under any insurance policy, net of any deductibles, retainage or self-insured or co-insurance payments, and net of any increase or reasonably anticipated increase in insurance premiums resulting from such recovery (each such net recovery amount, a “Net Recovery”); provided that if, following the receipt by an Indemnified Party of any indemnification payment from an Indemnifying Party under this ARTICLE 9, such Indemnified Party shall receive any such insurance recovery in respect of the same underlying claim, the Indemnified Party shall reimburse the Indemnifying Party hereunder to the extent of the applicable Net Recovery amount (but not in excess of such amount previously so received by such Indemnified Party from the Indemnifying Party).

(d)              For purposes of clarification, no Indemnified Party shall be entitled to indemnification or any payment under this Agreement for any amounts expressly taken into account in determining or as an adjustment to the Merger Consideration at Closing or pursuant to Section 2.4 (such as Taxes included in the calculation of Indebtedness, Company Transaction Expenses or Net Working Capital) in a manner and to the extent such amounts reduce the Purchase Price at Closing or pursuant to Section 2.4.

(e)               Indemnification pursuant to this ARTICLE 9 and the other remedies provided for in this Agreement shall be the exclusive remedies of the Parties with respect to any inaccuracy in or breach of any representations and warranties in this Agreement or breach of or failure to comply with any covenant or obligation under this Agreement, except with respect to (a) any fraud or intentional misrepresentation, (b) any criminal, willful or intentional misconduct and (c) the remedies of specific performance or injunctive or other equitable relief (including, for the avoidance of doubt, the equitable relief contemplated by Section 6.12).

(f)                Notwithstanding the foregoing, the Fathom Indemnified Parties shall only be entitled to indemnification or payment under this Agreement for Losses for any breach of Section 6.12 by any Key Holder(s) from the Key Holder(s) who have so breached Section 6.12, provided, however, that such Key Holder(s) will be required to indemnify the Fathom Indemnified Parties for all such indemnifiable Losses and not just such Key Holder(s) Pro Rata Share thereof.

9.5              Merger Consideration Adjustments. Any amounts payable under this ARTICLE 9 will be treated by the Parties as an adjustment to the Merger Consideration, unless otherwise required by Law.

9.6              Payment of Claims; Clawback of Shares.

(a)               With respect to any claim for indemnification asserted by any Fathom Indemnified Party pursuant to Section 9.2(a)(i), the Fathom Indemnified Party shall first seek and shall be entitled to payment or reimbursement for Losses in accordance with Section 9.6(b) and Section 6.5(b) and next the Fathom Indemnified Party may seek and shall be entitled to payment or reimbursement for Losses directly from the Indemnifying Holders in the form of cash or immediately available funds, subject to any limits on indemnification in this Agreement; provided, however, that, with respect any claim for indemnification other than pursuant to Section 9.2(a)(i) the Fathom Indemnified Party shall, at its sole discretion, be entitled to first seek payment or reimbursement directly from the Indemnifying Holders in the form of cash or immediately available funds. Promptly upon any claim (or any portion of such claim) becoming finally resolved by the Fathom Indemnified Party and the Indemnifying Holder, whether by adjudication of such matter or by agreement between the Fathom Indemnified Party and the Indemnifying Holder (an “Approved Indemnification Claim”) (and in any case within fifteen (15) days thereof), (i) in the event such claim is to be satisfied in accordance with Section 9.6(b), such Indemnifying Holder shall satisfy the requirements of Section 9.6(b) and (ii) in the event such claim is to be satisfied by cash, such Indemnifying Holder shall pay to an account designated in writing by the Fathom Indemnified Party by wire transfer of immediately available funds an amount equal to such Losses in respect of such Approved Indemnification Claim, subject to any limits on indemnification in this Agreement.

(b)              In the event that any Fathom Indemnified Party is entitled to any payment pursuant to Section 9.2(a)(i), Fathom shall first seek and shall be entitled to payment and reimbursement by redemption and cancellation of such portion of the shares of Parent Common Stock then held by the Indemnifying Holders or in the Indemnifying Holders’ names having a value equal to the amount of Losses owed to the Fathom Indemnified Party; provided, however, that Fathom shall not be required to first seek redemption and cancellation of such portion of the shares of Parent Common Stock to the extent Fathom reasonably determines such redemption and cancellation would cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a)(1) of the Code.” For the purpose of the foregoing, the number of shares to be canceled shall be calculated using the same value as such shares were issued pursuant this Agreement at the Closing. Upon any such claim becoming an Approved Indemnification Claim, each applicable Indemnifying Holder will execute any and all documentation reasonably requested by Fathom in connection with any such redemption and cancellation and will indemnify Fathom from any Losses incurred as a result of such Indemnifying Holder’s refusal to execute such documentation, provided, in the case of such a refusal all Losses shall be recoverable as cash and Fathom will not be required to pursue cancelation of shares of Parent Common Stock.

ARTICLE 10
MISCELLANEOUS

10.1          Notices. All notices required or permitted under this Agreement must be given in writing, must reference this Agreement and will be deemed to have been delivered and given (a) upon personal delivery to the Party to be notified; (b) when sent by confirmed facsimile if sent during normal business hours of the recipient or, if not, then on the next Business Day; (c) five days after having been sent by registered or certified U.S. mail, return receipt requested, postage and charges prepaid; (d) one Business Day after deposit with a nationally-recognized commercial overnight courier, specifying next day delivery, with written verification of receipt; or (e) by email with the original transmitted by one of the other methods specified above (which shall be deemed received in accordance with the provisions of subsections (a)-(d)). All notices must be sent to the addresses set forth on Annex B or to such other address as may be designated by a Party by giving written notice to the other Parties pursuant to this Section 10.1.

10.2          Binding Effect; Assignment. This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Nothing in this Agreement will create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by any Party without the prior written consent of the other Parties hereto and any attempted assignment without the required consents will be void; provided, however, that Fathom may assign this Agreement and any or all rights or obligations hereunder to any Affiliate of Fathom, to any Person to which Fathom or any of its Affiliates proposes to sell all or substantially all of the assets relating to the Company’s business, or by operation of law pursuant to a business combination; provided further, that no such assignment of rights or obligations will relieve Fathom of its obligations hereunder. Upon any such permitted assignment, the references in this Agreement to Fathom will also apply to any such assignee unless the context otherwise requires.

10.3          No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and those Persons (or categories of Persons) specifically described herein (including, for the avoidance of doubt, each Indemnified Party), and, except as aforesaid, no provision of this Agreement will be deemed to confer any remedy, claim or right upon any third party.

10.4          Complete Agreement. This Agreement and the other Transaction Documents, including any and all Annexes, Exhibits and Schedules hereto and thereto, and the other documents contemplated hereby constitute the entire agreement of the Parties with respect to the subject matter hereof and thereof and supersede all prior discussions, negotiations and understandings..

10.5          Modifications and Waivers. This Agreement may not be modified except in a writing duly executed by the Parties. Any waiver must be in writing. Subject to the limitations contained in this Agreement, the failure of a Party to require performance of any provision hereof will not affect its right at a later time to enforce the same. No waiver by a Party of any term, covenant, representation or warranty contained herein will be effective unless in writing. No such waiver in any one instance will be deemed a further or continuing waiver of any such term, covenant, representation or warranty in any other instance.

10.6          Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

10.7          Right to Set-Off. Fathom may recover any amounts that become payable hereunder by the Stockholders, Warrantholders, Optionholders, and SAFEholders from an offset against any other amounts payable to them under this Agreement or by separate agreement.

10.8          Severability. In the event that any one or more provisions of this Agreement is for any reason held invalid, illegal or unenforceable in any respect by any court of competent jurisdiction, such invalidity, illegality or unenforceability will not affect any other provisions of this Agreement, and the Parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision that, insofar as practical, implements the purposes and intents of this Agreement.

10.9          Governing Law; Consent to Jurisdiction, Waiver of Jury Trial. This Agreement is to be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to its principles of conflicts of laws. Each of the Parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the Court or Chancery of the State of Delaware for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each Party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the Parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure lawfully to serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, that (i) the proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

10.10      Specific Performance. Each of the Parties hereto acknowledges that the other Party would be irreparably damaged and would not have an adequate remedy at law for money damages in the event that any of the covenants contained in this Agreement were not performed in accordance with its terms or otherwise were materially breached. Accordingly, each of the Parties hereto agrees that, without the necessity of proving actual damages or posting bond or other security, the other Party will be entitled to temporary or permanent injunction or injunctions to prevent breaches of such performance and to specific enforcement of such covenants in addition to any other remedy to which they may be entitled, at law or in equity.

10.11      Public Announcements. None of the Company, any Key Stockholder, or the Stockholder Representative will issue any press release or make any other public announcements concerning this Agreement or the transactions contemplated hereby except with the prior written approval of Fathom regarding the timing and content of such announcement; provided that any Party hereto may make any disclosure that it in good faith determines to be necessary to comply with any applicable Law, regulation, or any order of any court or federal, state, municipal or other Governmental Entity (including, without limitation, Fathom’s public disclosure obligations under the Exchange Act).

10.12      Release. Effective upon the Closing, the Stockholder Representative, for and on behalf of the Stockholders, SAFEholders, Warrantholders, and Optionholders hereby fully, finally and irrevocably waives, releases, and discharges forever the Company, Fathom (including the Surviving Corporation) and the officers, directors, members, trustees, stockholders, representatives, employees, principals, agents, Affiliates, parents, subsidiaries, predecessors, successors, assigns, beneficiaries, heirs, executors, personal or legal representatives, insurers and attorneys of any of them and each of their respective members, managers, directors, officers, employees, representatives, and agents, and those of their Affiliates (collectively, “Fathom Released Parties”) from any commitments, accounts, actions, debts, claims, counterclaims, covenants, Contracts, arrangements, promises, judgments, suits, causes of action, damages, demands, liabilities, obligations, costs, expenses, and compensation of every kind or nature whatsoever, in law or equity, and causes of action of every kind and nature, or otherwise (including claims for damages, costs, expenses, and attorneys’, brokers’ and accountants’ fees and expenses) which the Stockholder Representative, for and on behalf of the Stockholders, SAFEholders, Warrantholders, and Optionholders has or may have against any Fathom Released Party, whether known or unknown, suspected or unsuspected, and that now exist or may hereafter exist solely to the extent it has arisen or arises out of or relates to an action or event occurring or existing prior to the Closing, including, but not limited to, any claims which relate to or arise out of any prior relationship with the Company or rights or status as an equityholder, officer, director, employee or consultant of the Company (collectively, the “Released Claims”). The Stockholder Representative, for and on behalf of the Stockholders, SAFEholders, Warrantholders, and Optionholders shall refrain from directly or indirectly asserting any claim or commencing (or causing to be commenced) any proceeding of any kind before any court, arbitrator or Governmental Entity against any Fathom Released Party based upon any Released Claim. Notwithstanding any other provision herein or elsewhere to the contrary, this Section 10.12 shall not apply to (a) any claims, rights or other actions arising out of or relating, directly or indirectly, to this Agreement or the other Transaction Documents; (b) the Merger; or (c) any right or claims that may arise as a result of an action or event occurring after the Closing. In executing this Agreement, the Stockholder Representative acknowledges, on behalf of the Stockholders, SAFEholders, Warrantholders, and Optionholders that he and they have been informed that Parent or the Surviving Corporation may from time to time enter into agreements for additional types of financing, including, without limitation, recapitalizations, mergers and public offerings of capital stock of Parent, and also may pursue acquisitions or enter into agreements for the sale of the Surviving Corporation or all or a portion of the Surviving Corporation’s assets, which may result in or reflect an increase in equity value or enterprise value, and that any and all claims arising from or relating to such transactions or such increases in equity value or enterprise value (without limitation) are encompassed within the scope of this release, and that the sole exceptions to the scope of this release are for claims arising after the date hereof directly under this Agreement in accordance with its terms.

10.13      Appointment and Authorization of the Stockholder Representative.

(a)               Pursuant to the Support Agreement and/or the SAFE and Warrant Cancelation Agreement(s), each Stockholder, Warrantholder, Optionholders, and SAFEholder irrevocably appoints and authorizes Cory Scott (the “Stockholder Representative”) as its agent and attorney-in-fact to take such action as agent and attorney-in-fact on its or his behalf and to exercise such powers under this Agreement and the Paying Agent Agreement and any other documents delivered by the Stockholders, Warrantholders, Optionholders, and SAFEholders hereunder which require any form of approval or consent of Stockholders, Warrantholders, Optionholders, and SAFEholders, together with all such powers as are reasonably incidental thereto. The Stockholder Representative may perform its duties as such through sub-agents and attorneys-in-fact and will have no liability for any acts or omissions of any such sub-agent or attorney if selected by it with reasonable care. Fathom will be entitled to deal exclusively with the Stockholder Representative on behalf of any and all Stockholders, Warrantholders, Optionholders, and SAFEholders with respect to all matters relating to this Agreement (including the Paying Agent Agreement), and will be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Stockholder, Warrantholders, Optionholders, or SAFEholder by the Stockholder Representative, and on any other action taken or purported to be taken on behalf of any Stockholder, Warrantholders, Optionholders, or SAFEholder by the Stockholder Representative, as fully binding upon such Stockholder, Warrantholder, Optionholders, or SAFEholder.

(b)              Without limiting the generality of the foregoing Section 10.13(a), the Stockholder Representative, acting without the consent of any Stockholder, Warrantholder, Optionholders, and/or SAFEholder, is hereby authorized by each such Stockholder, Warrantholder, Optionholders, and SAFEholder to (i) take any and all actions required to be taken by such Stockholder, Warrantholder, Optionholders, or SAFEholder under this Agreement without any further consent or approval from any Stockholder, Warrantholder, Optionholders, or SAFEholder, or other Person, (ii) supervise, defend, coordinate and negotiate claims for indemnification under Section 6.5 and/or ARTICLE 9 (including settlements thereof), (iii) effect payments to Stockholders, Warrantholders, Optionholders, and/or SAFEholders hereunder, (iv) receive or give notices hereunder, (v) receive or make payment hereunder, (vi) execute waivers or amendments hereof, and/or (vii) execute and deliver documents, releases and/or receipts hereunder.

(c)               The Stockholder Representative will have no liability for any action or omission otherwise taken by it hereunder except in the case of willful misconduct, fraud or gross negligence by the Stockholder Representative. The Stockholder Representative will not be deemed to be a trustee or other fiduciary on behalf of any Stockholder, Warrantholder, Optionholders, or SAFEholder, or any other Person, nor will the Stockholder Representative have any liability in the nature of a trustee or other fiduciary. The Stockholder Representative makes no representation or warranty as to, nor will the Stockholder Representative be responsible for or have any duty to ascertain, inquire into or verify: (1) any statement, warranty or representation made by the Company and/or the Stockholders, Noteholders, Warrantholders, Optionholders, and/or SAFEholders in or in connection with this Agreement, the Paying Agent Agreement or any other Transaction Documents; (2) the performance or observance of any of the covenants or agreements of the Company and/or the Stockholders, Noteholders, Warrantholders, Optionholders, and/or SAFEholders under this Agreement, the Paying Agent Agreement or any other Transaction Documents; or (3) the genuineness, legality, validity, binding effect, enforceability, value, sufficiency or effectiveness of this Agreement, the Paying Agent Agreement, any other Transaction Documents or any other instrument or writing furnished in connection herewith or therewith. The Stockholder Representative will not incur any liability by acting in reliance upon any notice, consent, certificate, statement or other writing (which may be a bank wire, facsimile or similar writing) believed by it to be genuine and to be signed or sent by the proper party or parties.

(d)              Each Stockholder, Warrantholder, Optionholders, and SAFEholder shall pay or reimburse, based on its Pro Rata Share as set forth in the Allocation Spreadsheet, the Stockholder Representative, upon presentation of an invoice, for all reasonable costs and expenses of the Stockholder Representative (including fees and expenses of counsel to the Stockholder Representative) in connection with: (i) the performance and enforcement of this Agreement, any other Transaction Documents and any other document delivered pursuant hereto and/or the protection or preservation of the rights of each Stockholder, Warrantholder, Optionholders, and SAFEholder and/or the Stockholder Representative against Fathom, or any of their respective assets, and (ii) any amendment, modification or waiver of any of the terms of this Agreement, the Paying Agent Agreement, any other Transaction Documents or any other document delivered pursuant hereto (whether or not any such amendment, modification or waiver is signed or becomes effective).

(e)               Each Stockholder, Warrantholder, Optionholders, and SAFEholder shall, based on its Pro Rata Share as set forth in the Allocation Spreadsheet, severally and not jointly, indemnify, defend and hold harmless the Stockholder Representative and the Stockholder Representative’s Affiliates and their respective partners, directors, officers, managers, members, agents, attorneys, employees and stockholders of each of the foregoing (to the extent not reimbursed by the Company or Fathom) against any claim that such indemnitees may suffer or incur in connection with its capacity as Stockholder Representative, or any action taken or omitted by such indemnitees hereunder or thereunder (except such resulting from such indemnitee’s willful misconduct, gross negligence or fraud).

(f)               The Stockholder Representative may resign at any time by giving notice thereof to the Stockholders, Warrantholders, Optionholders, SAFEholders, and Fathom. Upon any such resignation, a majority of the Stockholders (based on their respective Pro Rata Shares as set forth in the Allocation Spreadsheet) shall appoint a successor Stockholder Representative. If no successor Stockholder Representative has been appointed by Stockholders, and has accepted such appointment, within thirty (30) days after the retiring Stockholder Representative gives notice of resignation, then the retiring Stockholder Representative, on behalf of Stockholders, Warrantholders, Optionholders, and SAFEholders, may appoint a successor Stockholder Representative, which may be any Stockholder. Upon the acceptance of its appointment as Stockholder Representative hereunder by a successor Stockholder Representative and notice in writing to Fathom, such successor Stockholder Representative will thereupon succeed to and become vested with all the rights and duties of the retiring Stockholder Representative, and the retiring Stockholder Representative will be discharged from its duties and obligations hereunder. After the retiring Stockholder Representative’s resignation hereunder as Stockholder Representative, the provisions of this Agreement will inure to its benefit as to any actions taken or omitted to be taken by it while it was Stockholder Representative. This same procedure shall apply upon the Stockholder Representative’s death or permanent disability.

(g)               The Stockholders (other than any Stockholder that is the Stockholder Representative), acting by a majority of the remaining Stockholders (based on their respective Pro Rata Shares), shall be permitted to remove any Stockholder Representative if a court of competent jurisdiction has ruled, in a final, non-appealable decision, that such Stockholder Representative has engaged in fraud, gross negligence or willful misconduct in connection with its activities as Stockholder Representative. Simultaneously with any such removal, such Stockholders (acting by a majority based on their respective Pro Rata Shares as set forth in the Allocation Spreadsheet) shall (i) appoint a successor Stockholder Representative and (ii) provide written notice thereof to Fathom, who will be entitled to rely upon such written notice for all purposes of this Agreement. Such successor Stockholder Representative will thereupon succeed to and become vested with all the rights and duties of the removed Stockholder Representative, and the removed Stockholder Representative will be discharged from its duties and obligations hereunder. After the removed Stockholder Representative’s removal hereunder as Stockholder Representative, the provisions of this Agreement will inure to its benefit as to any actions taken or omitted to be taken by it while Stockholder Representative.

(h)              This Section 10.13 sets forth all of the duties of the Stockholder Representative with respect to any and all matters pertinent hereto. No implied duties or obligations will be read into this Agreement against the Stockholder Representative. The obligations of the Stockholder Representative hereunder are only those expressly set forth herein.

SIGNATURES ON THE FOLLOWING PAGE

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed effective as of the day and year first above written.

PARENT:

Fathom Holdings Inc.

By:	/s/ Joshua Harley
Name:	Joshua Harley
Title:	Chief Executive Officer

MERGER SUB:

Fathom Merger Sub c, inc.

By:	/s/ Joshua Harley
Name:	Joshua Harley
Title:	President

company:

lIVEBY, INC.

By:	/s/ Cory Scott
Name:	Cory Scott
Title:	Chief Executive Officer and President

KEY STOCKHOLDERS:

/s/ Cory Scott	(SEAL)

Cory Scott

/s/ Matan Gill	(SEAL)

Matan Gill

/s/ Jeff Nieto	(SEAL)

Jeff Nieto

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

STOCKHOLDER REPRESENTATIVE:

/s/ Cory Scott	(SEAL)

Cory Scott

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

ANNEX A

Definitions

Capitalized terms used in the Agreement to which this Annex A is attached will have the following respective meanings, and all references to Sections, Schedules or Annexes in the following definitions will refer to Sections, Schedules or Annexes of or to such Agreement:

“280G Vote” has the meaning set forth in Section 6.11.

“83(b) Election” has the meaning set forth in Section 4.13(q).

“ACA” has the meaning set forth in Section 4.19(g).

“Accounting Principles” means the accounting principles, methods and practices utilized in preparing the Financial Statements, applied on a consistent basis.

“Accredited Investor” has the meaning assigned to that term in Rule 501 of Regulation D.

“Accredited Investor Questionnaire” means the Accredited Investor Questionnaire appended to the Letter of Transmittal and/or Option Cancellation Agreement.

“Affiliate” means any Person that, directly or indirectly, through one or more intermediaries, (a) owns or controls another Person, (b) is owned or controlled by another Person, or (c) is under common control or ownership with another Person, and “ownership” means the direct or indirect beneficial ownership of more than 50% of the equity securities of a Person, or, in the case of a Person that is not a corporation, more than 50% of the voting and/or equity interest.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Allocation Spreadsheet” has the meaning set forth in Section 2.3(b)(iii).

“Annual Financial Statements” has the meaning set forth in Section 4.7(a).

“Approved Indemnification Claim” has the meaning set forth in Section 9.6.

“Arbitration Firm” has the meaning set forth in Section 2.4(c).

“Balance Sheet Date” has the meaning set forth in Section 4.7(a).

“Business Day” means any day other than (a) a Saturday or Sunday or (b) a day on which banking institutions located in Raleigh, North Carolina are permitted or required by Law, executive order or governmental decree to remain closed.

“Cap” has the meaning set forth in Section 9.4.

“Capital Interest” has the meaning set forth in this Annex A under the term “Equity Securities”.

“Capital Stock” means the Series NM Preferred Stock, the Series Seed Preferred Stock, and the Common Stock.

“CARES Act” has the meaning set forth in Section 4.13(a).

“Certificates” has the meaning set forth in Section 2.1(d).

“Certificates of Merger” has the meaning set forth in Section 2.1(b).

“Claimant” has the meaning set forth in Section 9.3(a).

“Closing” has the meaning set forth in Section 2.1(b).

“Closing Cash Adjustment” has the meaning set forth in Section 2.3(a).

“Closing Cash Base Amount” has the meaning set forth in Section 2.3(a).

“Closing Date” has the meaning set forth in Section 2.1(b).

“Closing Date Dispute” has the meaning set forth in Section 2.4(b).

“Closing Merger Consideration” means the Merger Consideration (but excluding Post-Closing Proceeds).

“Closing Payoff Statement” has the meaning set forth in Section 2.3(b)(ii).

“Closing Per Share Merger Consideration” means the quotient of (a) the Closing Merger Consideration divided by (b) the number of Fully Diluted Common Shares.

“Closing Statement” has the meaning set forth in Section 2.4(a).

“COBRA” has the meaning set forth in Section 4.19(d).

“Code” has the meaning set forth in the recitals.

“Common Stock” means the issued and outstanding common stock of the Company.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Benefit Plan” means each: (i) deferred compensation, executive compensation, bonus, pension, retirement, profit-sharing, tax gross-up, equity or equity-based, phantom equity or any other employee benefit plan, contract, agreement, program or other arrangement providing for compensation or other benefits to employees (including officers) or independent contractors, individually or as a group, to which the Company or any Related Employer (as defined below) is a party or by which it is bound; (ii) “employee pension benefit plan,” as defined in Section 3(2) of ERISA (whether or not subject to ERISA), maintained by the Company or any Related Employer or to which the Company or any Related Employer contributes or is required to contribute, including any multi-employer pension plan; (iii) “employee welfare benefit plan,” as defined in Section 3(1) of ERISA, maintained by the Company or any Related Employer or to which the Company or any Related Employer contributes or is required to contribute, including any multi-employer welfare plan (whether or not subject to ERISA); or (iv) any other plan under which “fringe benefits” (including, without limitation, vacation plans or programs, severance benefits, supplemental retirement, sabbatical, sick leave plans or programs, dental, vision, or medical plans or programs, disability, employee relocation, cafeteria benefit (Code Section 125) or dependent care (Code Section 129), life insurance or accident insurance plans, programs or arrangements, or related or similar benefits) are afforded to employees of, or otherwise required to be provided by, the Company or (v) other fringe or employee benefit plans, programs, or arrangements, in each case which is or has been maintained, contributed to, or required to be contributed to, by the Company or any Related Employer for the benefit of any service providers who perform services in the United States, or with respect to which the Company or any Related Employer has or may have any liability or obligation. For the avoidance of doubt, the term Company Benefit Plan includes any of the foregoing plans, contracts, agreements, programs or arrangements regardless of whether such plans, contracts, agreements, programs, or arrangements are written or unwritten.

“Company Charter” means the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on June 26, 2017, as amended on June 7, 2018.

“Company Disclosure Schedule” has the meaning set forth in the Preamble to ARTICLE 5.

“Company Indebtedness” means the Indebtedness of the Company as of 11:59 p.m. on the date immediately prior to the Closing Date, as computed in accordance with the Accounting Principles.

“Company Intellectual Property” means any and all Licensed Company Intellectual Property and Owned Company Intellectual Property.

“Company Privacy Obligations” has the meaning set forth in Section 4.21.

“Company Privacy Policies” has the meaning set forth in Section 4.21.

“Company Source Code” has the meaning set forth in Section 4.14(j).

“Company Stockholder Approval” means the adoption of, and the affirmative vote or consent to, this Agreement and the transactions contemplated herein, including the Merger, by the holders of the requisite number of the issued and outstanding shares of Capital Stock (including each class thereof) in accordance with the Company Charter and the DGCL.

“Company Transaction Expenses” means (a) all fees, costs and expenses of any brokers, financial advisors, consultants, accountants, attorneys or other professionals engaged by the Company or any Stockholder, Noteholder, Warrantholder, or SAFEholder in connection with the structuring, negotiation or consummation of the Merger, (b) any bonuses or similar compensation payable by the Company to employees, officers, directors, consultants, representatives or agents in connection with the Merger, (c) the employer portion of any payroll or similar Taxes and any increased fringe benefits or similar items that are incurred or accrue (even if the due date of remittance is deferred under the CARES Act or other analogous Tax Law) by reason of or in connection with (i) the payment of any bonuses or other compensation described in the foregoing clause (b), (ii) the exercise of any Option between the date of this Agreement and the Effective Time, (iii) any payments made with respect to the Options whether at, prior to, or after the Closing (including, without limitation, the payments described in Section 2.3(f)), or (iv) the vesting of any equity interest in the Company issued prior to the Closing as a result of or in connection with the transactions contemplated by the Transaction Documents, and (d) the cost of the D&O Policy.

“Computer Systems” means all servers, computer hardware, networks, software databases, telecommunications systems, interfaces, applications and related systems of the Company or used by the Company and its contractors.

“Contest” has the meaning set forth in Section 6.5(b).

“Continuing Employee” has the meaning set forth in Section 6.3(a).

“Contract” means any written or oral contract, agreement, lease, license, commitment or other arrangement, including any amendment, supplement, exhibit or addendum thereto.

“Convertible Notes” means the Convertible Promissory Notes issued pursuant to the Convertible Promissory Note Purchase Agreement dated as of December 19, 2018.

“Copyrights” means any and all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world including moral and economic rights of authors and inventors, however denominated.

“D&O Policy” has the meaning set forth in Section 6.6.

“Delaware Certificate of Merger” has the meaning set forth in Section 2.1(b).

“Deficiency” has the meaning set forth in Section 2.4(d).

“DGCL” has the meaning set forth in the recitals.

“Dispute Presentations” has the meaning set forth in Section 2.4(c).

“Dissenting Shares” has the meaning set forth in Section 2.2(a).

“Dissenting Stockholder” has the meaning set forth in Section 2.2(a).

“Dollar” and “$” shall each mean lawful money of the United States.

“Domain Name” means any or all of the following and all worldwide rights in, arising out of, or associated therewith: domain names, uniform resource locators and other names and locators associated with the Internet.

“Effective Time” means the date and time specified pursuant to Section 2.1(b) hereto as the effective time of the Merger.

“Environmental Laws” means the Comprehensive Environmental Response, Compensation, and Liability Act, as amended (“CERCLA”), the Resource Conservation and Recovery Act of 1976, as amended, and any other applicable Law as now or previously in effect and regulating, relating to, or imposing liability or standards of conduct concerning air emissions, water discharges, noise emissions, the release or threatened release or discharge of any Hazardous Material into the environment, the generation, handling, treatment, storage, transport or disposal of any Hazardous Material, or otherwise concerning pollution or the protection of the outdoor or indoor environment and employee or human health or safety.

“Equity Securities” means (a) capital stock, partnership or membership interests or units (whether general or limited), and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing entity or a right to control such entity (an “Capital Interest”), (b) subscriptions, calls, warrants, options, purchase rights or commitments of any kind or character relating to, or entitling any Person to acquire, any Capital Interest, (c) stock appreciation, phantom stock, equity participation or similar rights and (d) securities convertible into or exercisable or exchangeable for any Capital Interests.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Closing Statement” has the meaning set forth in Section 2.3(b).

“Estimated Company Indebtedness” means the Company’s good faith estimate of the Indebtedness of the Company as of 11:59 p.m. on the date immediately prior to the Closing Date, as set forth in the Estimated Closing Statement.

“Estimated Company Transaction Expenses” means the Company’s good faith estimate of the Company Transaction Expenses as of 11:59 p.m. on the date immediately prior to the Closing Date, as set forth in the Estimated Closing Statement.

“Estimated Net Working Capital” means the Company’s good faith estimate of Net Working Capital as of 11:59 p.m. on the date immediately prior to the Closing Date, as set forth in the Estimated Closing Statement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fathom” has the meaning set forth in the preamble to this Agreement.

“Fathom Indemnified Party” has the meaning set forth in Section 9.2(a).

“Fathom Released Parties” has the meaning set forth in Section 10.12.

“Final Closing Cash Consideration” means an amount equal to (a) the Closing Cash Base Amount plus (b) the amount, if any, by which Net Working Capital exceeds the Target Net Working Capital less (c) the amount, if any, by which the Target Net Working Capital exceeds Net Working Capital less (d) Company Indebtedness less (e) Company Transaction Expenses.

“Final Determination” means a determination within the meaning of Section 1313(a) of the Code or a comparable final determination of Tax liability under provisions of other Tax Law.

“Final Return Deficiency” has the meaning set forth in Section 6.5(c).

“Financial Statements” has the meaning set forth in Section 4.7(a).

“Fully Diluted Common Shares” means the aggregate number of shares of Common Stock outstanding as of immediately prior to the Effective Time, including, for the purposes of this computation, the aggregate number of shares of Common Stock issuable upon exercise in full of the Options, the aggregate number of shares of Common Stock issuable upon exercise in full of the Warrants, the aggregate number of shares of Common Stock issuable upon conversion of all of the issued and outstanding Preferred Stock pursuant to the Company Charter, and the aggregate number of shares of Common Stock issuable upon conversion of the SAFEs.

“Fundamental Representations” has the meaning set forth in Section 9.1.

“GAAP” means generally accepted accounting principles in the United States as of the date hereof, consistently applied.

“Governmental Entity” means any federal, state, local, municipal, foreign or other governmental department, authority, commission, board, court, administrative agency, bureau, body or instrumentality.

“Hazardous Material” means any pollutant, contaminant or hazardous, toxic, biohazardous, or dangerous waste, substance, constituent or material, defined or regulated as such in, or for purposes of, any Environmental Law, including, without limitation, any asbestos, any petroleum, oil (including crude oil or any fraction thereof), any radioactive substance, any polychlorinated biphenyls, any toxin, chemical, microbial matter, greenhouse gas, per- and polyfluoroalkyl substances, and any other substance that may give rise to liability under any Environmental Law.

“Holder Indemnified Parties” has the meaning set forth in Section 9.2(b).

“Indebtedness” of any Person means, without duplication, (a) any indebtedness for borrowed money, (b) any other indebtedness evidenced by bonds, debentures, notes or other similar instruments, (c) any obligations as lessee under leases for personal property that, in accordance with GAAP, are required to be classified and accounted for as a capital lease on the balance sheet of such lessee, (d) any indebtedness created or arising under any conditional sale or other title retention agreement with respect to acquired property, (e) any obligations, contingent or otherwise, under acceptance credit, letters of credit or similar facilities, (f) all obligations arising from cash/book overdrafts, (g) all obligations secured by a Lien, (h) all indebtedness for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables incurred in the Ordinary Course of Business which are not past due by more than 30 days based on the due date specified in the invoice therefor, or if no due date is specified, then based on past custom and practice, or which are currently being disputed by the Company in good faith), (i) any liability for earned and unused vacation or person time off of the employees of the Company, (j) all accrued interest, prepayment premiums or penalties related to any of the foregoing, and (k) any guaranty of any of the foregoing.

“Indemnified Party” has the meaning set forth in Section 9.2(b).

“Indemnifying Holder” has the meaning set forth in Section 9.2(a).

“Indemnifying Party” has the meaning set forth in Section 9.3(a).

“Initial Closing Cash Consideration” has the meaning set forth in Section 2.3(a).

“Intellectual Property” means any or all of the following: (i) Patents, (ii) Copyrights, (iii) Trademarks, (iv) Trade Secrets, (v) proprietary inventions (whether patentable or not), invention disclosures, industrial designs, improvements, trade secrets, proprietary information, know-how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (vi) proprietary business, technical and know-how information, non-public information and confidential information including databases and data collections; (vii) works of authorship (including computer programs, source code, object code, whether embodied in software, firmware or otherwise), architecture, artwork, logo images, documentation, files, records, schematics, emulation and simulation reports, test vectors and hardware development tools; (viii) proprietary processes, devices, prototypes, schematics, test methodologies and hardware development tools; (ix) World Wide Web addresses, uniform resource locators and Domain Names; and (x) any similar or equivalent property of any of the foregoing (as applicable).

“Intellectual Property Rights” means any and all worldwide common law and statutory rights in, arising out of, or associated with the Intellectual Property.

“IntelliAgent” has the meaning set forth in Section 2.1(a).

“IRS” has the meaning set forth in Section 4.19(d).

“Key Stockholder Support Agreement” has the meaning set forth in the recitals.

“Key Stockholders” has the meaning set forth in the preamble to this Agreement.

“Knowledge” means the actual knowledge of any of the Key Stockholders, or any of the directors or officers of the Company, and the knowledge that such individuals reasonably should have obtained in the diligent performance of his or her normal functions on behalf of the Company as a director, officer, employee or equityholder, as applicable.

“Law” means any law, statute, regulation, ordinance, rule, order, decree or governmental requirement enacted, promulgated, entered into or imposed by any Governmental Entity, in each case, as enacted and in effect on or prior to the Closing Date.

“Lease Agreements” has the meaning set forth in Section 4.12(b).

“Leased Real Property” has the meaning set forth in Section 4.12(a).

“Letter of Transmittal” means a letter of transmittal in the form attached hereto as Exhibit K.

“Licensed Company Intellectual Property” means all Intellectual Property and Intellectual Property Rights licensed to the Company or any of its subsidiaries by third parties.

“Lien(s)” means: (a) any mortgage, deed of trust, collateral assignment, lien, security agreement, pledge, hypothecation, assignment, deposit arrangement, lease, encumbrance, easement charge, preference, priority or other security interest of any kind; (b) any purchase option, call option or similar right (including, in the case of securities, any right or transfer restriction thereon, any proxy, voting agreement, stockholder agreement or similar agreement with respect thereto, any reservation thereof for any purpose, any preemptive right, right of first offer or first refusal or similar right with respect thereto); (c) any easement, restriction, right of way or similar right of any kind; or (d) any agreement to grant or enter into any arrangement described in clause (a), (b) or (c).

“Lock-up Agreement” means a lock-up agreement in the form attached hereto as Exhibit L.

“Loss” or “Losses” has the meaning set forth in Section 9.2.

“Material Adverse Effect” means any change, event or circumstance that (a) has had, or would reasonably be expected to have, a materially adverse effect on the business, assets, operations, or financial condition of the Company taken as a whole or (b) materially and adversely affects the ability of the Company to perform its obligations hereunder or to consummate the transactions contemplated hereby.

“Material Contracts” has the meaning set forth in Section 4.15(a).

“Material Customer” has the meaning set forth in Section 4.29(a).

“Material Supplier” has the meaning set forth in Section 4.29(a).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 2.2(b).

“Merger Sub” has the meaning set forth in the preamble to this Agreement.

“NCBCA” has the meaning set forth in the recitals.

“Net Working Capital” means the aggregate value of the current assets of the Company (excluding unpaid revenue and any income Tax assets) less the aggregate value of the current liabilities of the Company (excluding income Tax liabilities and any liabilities included in Company Indebtedness or Company Transaction Expenses and including projected wages payable and rents payable for the two week period immediately following Closing (but excluding any payments payable to the Stockholders, Warrantholders, or SAFEholders during such period)), in each case determined as of 11:59 p.m. on the date immediately prior to the Closing Date and calculated in accordance with the Accounting Principles and in a manner consistent with Annex C.

“Noteholders” means the holders of the Convertible Notes as set forth in Section 4.1(b) of the Company Disclosure Schedule.

“Open Source Software” means any open source code, freeware, libraries or any source code subject to any license identified as an “open source license” by the Open Source Initiative or Free Software Foundation or any similar licensing or distribution model.

“Option” means each option to purchase Common Stock issued and outstanding immediately prior to the Effective Time.

“Option Cancellation Agreement” has the meaning set forth in Section 2.7(b).

“Optionholder” has the meaning set forth in Section 2.7(b).

“Ordinary Course of Business” means the ordinary course of business of the Company, consistent with past practices.

“Organizational Documents” means, with respect to any Person that is not an individual, the articles or certificate of incorporation or formation, by-laws, limited partnership agreement, partnership agreement, limited liability company agreement, stockholders agreement, trust agreement or such other organizational documents of such Person.

“Outstanding Shares” means the aggregate number of shares of Common Stock outstanding as of immediately prior to the Effective Time, excluding, for the purposes of this computation, the aggregate number of shares of Common Stock issuable upon exercise in full of the Options, the exercise in full of the Warrants, and the conversion of the SAFEs.

“Owned Company Intellectual Property” means all Intellectual Property and Intellectual Property Rights owned by the Company.

“Paid Indebtedness” has the meaning set forth in Section 2.3(b)(ii), and for purposes of clarification includes the Convertible Promissory Notes.

“Parent” has the meaning set forth in the preamble to this Agreement.

“Parent Common Stock” means the voting common stock, no par value, of Parent.

“Parent Disclosure Schedules” has the meaning set forth in the preamble to ARTICLE 6.

“Parent Stock Price” means the average closing price per share of Parent Common Stock for the 10 Trading Days immediately preceding the Closing Date, as reported on NASDAQ Capital Market.

“Party” or “Parties” has the meaning assigned in the preamble to this Agreement.

“Patents” means any patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof throughout the world.

“Paying Agent” means a third party mutually agreeable to Fathom and Company engaged to provide paying agent services for transactions similarly situated to the Merger.

“Paying Agent Agreement” means that certain Paying Agent Agreement, dated on or before the Closing, by and among Parent, the Stockholder Representative and the Paying Agent, solely in its capacity as paying agent thereunder.

“Per Option Share Consideration” means, in respect of each Option, an amount, rounded down to the nearest whole cent, equal to the excess of (i) the Closing Per Share Merger Consideration over (ii) the exercise price to acquire a share of Common Stock subject to such Option.

“Permits” has the meaning set forth in Section 4.21.

“Person” means an individual, corporation, partnership, limited liability company, unincorporated association, trust, trustee on behalf of a trust, estate, joint venture or other organization or entity or Governmental Entity and includes any successor (by merger or otherwise) of such entity.

“Personal Data” means any information relating to an identified or identifiable natural person; an identifiable person is one who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data, online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural, or social identity of that person.

“Personal Property Lease(s)” has the meaning set forth in Section 4.16.

“Post-Closing Proceeds” means the aggregate amount of payments that may become payable to the Stockholders pursuant to Section 2.3(f), or Section 2.4.

“Potential Parachute Payments” has the meaning set forth in Section 6.11.

“Preferred Stock” means the Series NM Preferred Stock and the Series Seed Preferred Stock.

“Privacy Laws” has the meaning set forth in Section 4.22.

“Pro Rata Share” means, with respect to a Stockholder, SAFEholder, Warrantholder, or Optionholder, the proportional share of all Fully Diluted Common Shares attributable to such Stockholder, SAFEholder, Warrantholder, or Optionholder based upon its, his or her holdings of Fully Diluted Common Shares immediately prior to the Effective Time, on an as-exercised basis with respect to Options and Warrants and an as-converted basis with respect to Preferred Stock, and the SAFEs, which such proportional shares will be expressed as a percentage on the Allocation Spreadsheet and calculated excluding for all purposes those Convertible Promissory Notes indicated as Indebtedness of the Company that will be repaid as Paid Indebtedness of the Company at Closing.

“Proprietary Software” has the meaning set forth in Section 4.14(i).

“Registered Company Intellectual Property” has the meaning set forth in Section 4.14(a).

“Regulations” means the temporary and final regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Regulatory Approvals” means all necessary consents, approvals, and nonobjections of any Governmental Entity relating to the consummation of the Merger and other transactions contemplated in this Agreement, including, without limitation, those related to any Permits.

“Related Employer” has the meaning set forth in Section 4.19(d).

“Related Person” means (i) as applied to any Person who is an individual, (a) such individual’s spouse, parent, stepparent, mother-in-law, father-in-law, sibling, brother-in-law, sister-in-law, child, stepchild, son-in-law, daughter-in-law, grandchild or other descendent thereof (whether natural or adopted), (b) each trust, limited partnership, limited liability company or other estate or tax planning vehicle or entity created for the benefit of the individual or one or more of Persons described in subclause (a), (c) each other trust, limited partnership, limited liability company or other estate or tax planning vehicle or entity under the control of the individual, and (d) in the case of the death of such individual, the executors or administrators of such individual’s estate and the recipients of any assets managed by the Company from such estate; (ii) as applied to any Person who is a trust, each grantor and beneficiary of such trust; and (iii) as applied to any Person who is an entity other than a trust, each Affiliate of such Person.

“release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, dumping, emptying, disposal, discharge or leaching into the indoor or outdoor environment.

“Released Claims” has the meaning set forth in Section 10.12.

“Rule 144” has the meaning set forth in Section 2.12.

“SAFE(s)” means the Simple Agreements for Equity set forth in Section 4.1(b) of the Company Disclosure Schedule.

“SAFEholders” means the holders of the SAFEs as set forth in Section 4.1(b) of the Company Disclosure Schedule.

“SEC” means the United States Securities and Exchange Commission.

“Section 280G” has the meaning set forth in Section 6.11.

“Securities Act” means the Securities Act of 1933, as amended.

“Series NM Preferred Stock” means the issued and outstanding Series NM Preferred Stock of the Company.

“Series Seed Preferred Stock” means the issued and outstanding Series Seed Preferred Stock of the Company.

“Stock Consideration” means the number of shares of Parent Common Stock determined by dividing $6,000,000 by the per share price of Parent Common Stock equal to the average closing price of Parent Stock for the 10 Trading Days immediately preceding the Closing Date, as reported on NASDAQ Capital Market.

“Stockholder” means each holder of Capital Stock.

“Stockholder Representative” has the meaning set forth in Section 10.13(a).

“Straddle Period” has the meaning set forth in Section 6.5(a).

“Support Agreement” means a support agreement in the form attached hereto as Exhibit M.

“Survival Period” has the meaning set forth in Section 9.1.

“Surviving Corporation” has the meaning set forth in Section 2.1(a).

“Target Net Working Capital” means an amount equal to $179,645.

“Tax” or “Taxes” means any and all (a) federal, state, local and non-U.S. taxes, levies, duties and other assessments and governmental charges of a similar nature (whether imposed directly or through withholdings), including (i) income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes of any kind whatsoever, (ii) any obligations or required payments under any escheat, abandoned property or similar Law, and (iii) any interest, penalties and additions to tax applicable to any of the items above under this clause (a); (b) liability for payment of amounts described in clause (a) as a result of transferee or successor liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, by Contract or otherwise through operation of Law (including under Regulations Section 1.1502-6 or any similar provision of state, local or non-U.S. Law); and (c) liability for payment of amounts described in clauses (a) or (b) as a result of any Tax Sharing Agreement or any other express or implied agreement to indemnify any other person for amounts described in clauses (a) or (b).

“Tax Return” means any federal, state, local or foreign return, declaration, report, claim for refund or information return or statement filed or required to be filed with any Governmental Entity or depository, or required to be submitted to another Person, in connection with the determination, assessment, collection or payment of Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Tax Sharing Agreement” means any written or unwritten agreement, arrangement or understanding existing at any time at or before the Closing that provides for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, with the principal purpose of determining any other Person’s Tax liability.

“Territory” has the meaning set forth in Section 6.12.

“Third Party Claim” has the meaning set forth in Section 9.3(a).

“Trade Secrets” means any and all trade secrets (including, those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law) and proprietary business, technical and know-how information, non-public information, and confidential information and rights to limit the use or disclosure thereof by any Person, including databases and data collections.

“Trademarks” means any and all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor and all goodwill associated therewith throughout the world.

“Trading Day” means any day that the NASDAQ Capital Market is open for trading.

“Transaction Documents” means this Agreement, the Paying Agent Agreement, and all other documents and certificates executed by the parties hereto in connection with the consummation of the transactions contemplated hereby.

“Transfer Taxes” has the meaning set forth in Section 6.5(c).

“U.S.” means the United States.

“Unaudited Financial Statements” has the meaning set forth in Section 4.7(a).

“Warrant(s)” means each warrant to purchase Common Stock issued and outstanding immediately prior to the Effective Time.

“Warrantholders” means the holders of the Warrants as set forth in Section 4.1(b) of the Company Disclosure Schedule.

“WARN Act” has the meaning set forth in Section 4.19(k).

ANNEX B

Notice Addresses

If to Fathom or to the Surviving Corporation (following Closing), to:

Fathom Holdings Inc.

2000 Regency Parkway Drive, Suite 300

Cary, North Carolina 27518

Attention: Marco Fregenal

Telephone: (888) 455-6040

With a copy to (which shall not constitute notice):

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

Attention: Alexander J. Wilson

Telephone: (919) 781-4000

Facsimile: (919) 781-4865

If to Company (prior to Closing) or to the Stockholder Representative, to:

LiveBy, Inc.
151 N 8th St #401

Lincoln, NE 68508

Attention: Cory Scott

Telephone: 402-639-3696

With a copy to (which shall not constitute notice):

Enterprise Legal Studio
700 R. St. #83204
Lincoln, NE 68501

Attention: Bart Dillashaw

Telephone: 402-230-5577

ANNEX C

Sample Net Working Capital Calculation

EXHIBIT A

Form of Certificate of Merger

EXHIBIT B

Reserved

EXHIBIT C

Form of Note Cancellation Agreement

EXHIBIT D

Form of SAFE and Warrant Cancellation Agreement

EXHIBIT E

Form of Option Cancellation Agreement

EXHIBIT F

Form of Scott Employment Agreement

EXHIBIT G

Form of Nieto Employment Agreement

EXHIBIT H

Form of Gill Employment Agreement

EXHIBIT I

Form of Barber Employment Agreement

EXHIBIT J

Reserved

EXHIBIT K

Form of Letter of Transmittal

EXHIBIT L

Form of Lock-up Agreement

EXHIBIT M

Form of Support Agreement